FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of June 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Etsuo Kobayashi
                                                ------------------------------
                                                Etsuo Kobayashi
                                                 Corporate Senior Vice President
                                                General Manager of
                                                 Personnel Division

June 7, 2006


--------------------------------------------------------------------------------

(TRANSLATION)
                                                        (Securities Code: 7752)
                                                                   June 7, 2006

                                   NOTICE OF
                106TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company would hereby like to inform you that the 106th ordinary general meeting of shareholders will be held as follows, and would be grateful if you could attend the meeting.

Those who will not be able to attend the meeting on the day are kindly requested to consider appended "Reference Material for Exercising Voting Rights" and indicate on the voting form enclosed herewith your approval or disapproval of the matters to be resolved, and return the form bearing your registered seal or signature to us. Your voting right can also be exercised via the Internet (http://www.web54.net). Please submit your voting right no later than Tuesday, June 27, 2006.

                                        Yours faithfully,

                                        Masamitsu Sakurai,
                                        Chairman of the Board and
                                        Representative Director,
                                        President and Chief Executive Officer
                                        Ricoh Company, Ltd.
                                        1-3-6 Nakamagome, Ohta-ku, Tokyo

 1. DATE AND TIME:               Wednesday, June 28, 2006, from
                                 10:00 a.m.

 2. VENUE:                       Ricoh's registered head office: 1-3-6
                                 Nakamagome, Ohta-ku, Tokyo
 3. MEETING AGENDA:

 ITEMS TO BE REPORTED:           1.The Business Report, Consolidated
                                   Balance Sheets and Consolidated
                                   Statements of Income as well as the
                                   results of auditing consolidated financial statements by account auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006).

                                 2.The Non-Consolidated Balance Sheets
                                   and Non-Consolidated Statements of
                                   Income for the fiscal year ended March
                                   31, 2006, and the acquisition of treasury shares by resolution of the Board of Directors in accordance with the authorization provided in the Company's Articles of Incorporation.

 ITEMS TO BE RESOLVED:
    Agenda 1:                    Approval of the proposed appropriation of
                                 retained earnings for the fiscal year

    Agenda 2:                    Partial amendment to the Articles of
                                 Incorporation
                                 Please see appended "Reference Material for Exercising Voting Rights" (pages 35 to 48).

    Agenda 3:                    Election of eleven (11) directors

   Agenda 4:                   Election of one (1) corporate auditor

   Agenda 5:                   Election of one (1) substitute corporate auditor

   Agenda 6:                   Granting of retirement allowances to retiring
                               directors and a corporate auditor

-------------------------------------------------------------------------------
Shareholders are requested to fill out and submit the appended voting form at the reception desk on the above-mentioned date.

This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

TO OUR SHAREHOLDERS

   I would like to take this opportunity to express our sincere appreciation for our shareholders' continuous support to us in delivering our business report for 106th business term.

   Under the 15th Medium-term Business Plan, started in the fiscal year ended March 31, 2006, the Ricoh Group strove to achieve a further growth and development by reinforcing its corporate competitiveness through "creation of new customer values" and "highly efficient business operations." By doing this, we aim to meet the expectations of our shareholders.

   Against the backdrop, consolidated net sales rose 5.6% year on year to 1,915.0 billion yen in the fiscal year ended March 31, 2006. The increase is attributable mainly to strong sales of color copiers, color multifunction printers (MFPs) and laser printers, at home and abroad. Net income increased sharply 16.7% to 97.0 billion yen, due chiefly to a rise in high-value added products and effects of continuous cost reductions.

   With regard to dividends, an interim dividend of 12 yen per share is already disbursed and a dividend of 12 yen per share, up 2 yen from a year earlier, at the end of the term will be proposed (total of 24.0 yen for the fiscal year) at the 106th Ordinary General Meeting of Shareholders.

   It is true that there are various uncertain factors such as economic trends and foreign exchange fluctuations, but the Ricoh Group is determined to do the utmost efforts to achieve consolidated net sales of 2.05 trillion yen and net income of 106 billion yen in the fiscal year ending March 31, 2007.

   We look forward to your continuous support and encouragement to the Company from now on.

                                        Sincerely,

                                        June 2006

                                        Masamitsu Sakurai,
                                        Chairman of the Board and
                                        Representative Director, President and
                                        Chief Executive Officer

Reference Documents Attached to Notice of 106th Ordinary General Meeting of Shareholders

                    BUSINESS REPORT FOR 106TH BUSINESS TERM
                       (April 1, 2005 to March 31, 2006)

   (The following is an unofficial English translation of the Reports for the 106th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

1. OPERATING CONDITIONS

(1) OPERATING PROGRESS AND RESULTS OF THE RICOH GROUP

..   Overview

In the fiscal year under review, the Japanese economy continued to be steady in general, because of an increase in capital investment driven by improved corporate earnings and a recovery in consumer spending. In the U.S., the economy remained stable helped by strong personal consumption and capital expenditure, despite some unfavorable factors such as higher oil prices and interest rates. The European economy continued making a moderate recovery on the back of robust exports and an improvement in capital investment. In Asia, Chinese and Indian economies continued to expand.

   Under such circumstances, the Ricoh Group intends to be the company that gains most from the 21st century. Based on this group vision, we will continue to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. This approach will enable us to gain the utmost trust of our customers and continue to grow and develop our business. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment.

   In terms of Office Solution business - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

   In the 14th medium-term management plan, we defined our principal strategy as "the realization of TDV, thereby broadening our revenue and earning framework," as we recognize that efficient and effective Input/Output (I/O), storage, and searching of TDV (i.e., total document volume), which includes printed material in addition to photocopies, will become a pressing issue for our customers.

   While there are no changes to the direction of business structure reform and principal strategy of the Ricoh Group in the 15th medium-term management plan, we will aim to increase our corporate value by more than ever addressing issues from the customer's standpoint and continuing to provide values that meet customers' expectations.

   In Office Solution Business, in particular, we are confident that we can further solidify our business foundation by taking utmost advantage of the abilities and strengths of the Ricoh Group, such as the comprehensive product line, customer rapport through sales and service, ability to provide solutions, global operations, image processing technology, and image processing and merging technology, to respond to the diverse needs of even greater range of customers.

   In Office Solution Business, we have identified "printing" as an area that presents an outstanding opportunity for growth. Consequently, we will shift a higher portion of our business resources to this area. Namely, we will continue to advance such printing solutions as BC (black-color) conversion and TCO (total cost of ownership) reduction solutions in the office, enter the high-end production printing market, boost low-end color laser printers and expand gel jet printers to expand the business domain and size. Furthermore, we will revamp our sales system solutions and solutions platform in order to promote document solution, which enables improved document workflow, and to capture a greater share of major customers, particularly major global accounts.

   On the other hand, we will allocate greater business resources to promising businesses in the Industry Business. In addition, we will seek for greater business shares of both Office Solutions and Industry Business in emerging markets.

   As technological differentiation is the key to realizing customer value in each business and increasing profitability, we will continue our aggressive R&D activities to boost our technical power.

   The following shows our achievements in the basic policies during this term.

   In Office Solution Business, we have continuously introduced new multifunctional color printers and color laser printers in order to provide more comprehensive product line. During this term, we have increased our market share by launching various products: "imagio Neo C600Pro (sold overseas as Aficio Color 5560)," which is a new generation of multifunctional color printer and high-speed copy or print at 55 ppm (pages per minute); "imagio MP C3000/2500 series," which enable to produce higher images with better quality by utilizing Color PxP toner with Ricoh's own polymerization method and features high security functions such as protection to prevent unauthorized copying, which is the fastest in the industry of color printers; "imagio MP C1500," which targets low-end business printer market employing the Gel Jet technology.

   Through these measures, the Ricoh Group obtained high market share in the major color copier markets in Japan, the Americas and Europe.

   In the high-end production printing market, we have released new 4 models including "IPSiO SP 9500Pro (sold overseas as EMP156)," which is a printer for main systems and actualizes high-speed printing at 156 ppm with high durability. This allowed us to have more comprehensive product line from center printers, which perform centralized printing of documents, to desktop printers, which perform distributed printing at each location. By combining those printers, we will provide efficient printing environment.

   In the low-end business printer market, we have "IPSiO G series (sold overseas as Aficio G series)," which is a printer with Gel Jet technology aimed to replace other companies' black and white laser printers or inkjet printers. Because of its high speed output, high quality image with plain paper and low running cost, it received great reviews as a business printer, and we will continue to promote creating such products of high value-added in the future.

   As for the promoting our printing solution, we have developed business on a global scale by proposing TCO reduction solutions utilizing copiers and printers together and earning high reputation for our worldwide support and services. In addition, in developing document solution in order to improve workflow, we have provided software tools to link multifunctional printers with host systems, improved the support structure of technology centers to propose the optimum environment and support the introduction for those systems in Japan, the Americas and Europe, and strengthened the sales structures for solutions.

   On the other hand, we have promoted allocation of management resources on promising markets and businesses in the area of industry. The example for this is the establishment of a thermal paper production and sales company in China.

   Furthermore, we have continued priority investment during this term to achieve growth strategies and to improve revenue base.

   In sales and services, we have integrated the maintenance service department of domestic sales companies to Ricoh Technosystems Co., Ltd. in order to improve the system to enhance contacts with customers and to strengthen abilities to provide solutions.

As for development, Ricoh Technology Center (Kanagawa Pref.) was established to consolidate all the functions of forefront color products from the development of elemental technology, to designing, to preparing the production and to evaluation of the products. This center allows us to enhance the cross-functional development structure and to further improve the development efficiency.

   In the fiscal year under review, consolidated net sales rose 5.6% year on year to 1,915.0 billion yen. Operating income also increased 12.2% to 152.0 billion yen primarily due to a increased sales of value-added high-margin product, and the effect of continuous cost-cutting activities. Income before income taxes was 156.1 billion yen, up 15.4%. As a result, net income increased 16.7% to 97.0 billion yen.

..   CONSOLIDATED SALES BY CATEGORY (CONSOLIDATED BASIS)

Category                     Sales (billion yen) Percentage of total Change (%)
--------                     ------------------- ------------------- ----------
   Imaging Solutions               1,446.6               75.5            8.6
   Network System Solutions          190.5               10.0           -4.3
Office Solution Business           1,637.2               85.5            6.9
Industry Business                    120.6                6.3            1.0
Other Businesses                     157.2                8.2           -3.7
Total                              1,915.0              100.0            5.6

   Japan                             972.0               50.8           -0.1
   Overseas                          943.0               49.2           12.1
   The Americas                      387.4               20.2           19.0
   Europe                            434.8               22.7            6.3
   Others                            120.8                6.3           13.3

   OFFICE SOLUTIONS (up 6.9% year on year to Yen 1,637.2 billion)

   Sales of color copiers, multi-function printers (MFPs) and laser printers were strong. These products support the customers to efficiently and effectively manage the input/output, storage and retrieval of TDV (total document volume), comprising not only copying but also printing functions. Though sales of personal computers and servers decreased, sales at overall office solution business were up 6.9% year on year to 1,637.2 billion yen.

   Imaging Solutions (up 8.6 % year on year to 1,446.6 billion yen)

   Trends in consolidated net sales         (Unit: in billions of yen)

                             [CHART APPEARS HERE]

                          FY 2005............. 1,332.2
                          FY 2006............. 1,446.6
                          FY 2007 (E)......... 1,564.5

   Imaging Solution: Digital copiers, color copiers, analog copiers, printers, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers, other equipment, and ancillary supplies and services, etc.

   While sales of digital copiers decreased as single-function printers are increasingly upgraded to multi-function printers domestically, sales continued to be firm overseas.

      On the other hand, sales of multi-function printers were favorable, since the Company continues to launch new products that can respond to customer requests, such as adding color function or network convertibility. Furthermore, sales of laser printers were strong domestically and overseas. As a result, sales from this category increased 8.6% from the preceding year to 1,446.6 billion yen.

   Network System Solutions (down 4.3% year on year to Yen 190.5 billion)

   Trends in consolidated net sales         (Unit: in billions of yen)

                             [CHART APPEARS HERE]

                           FY 2005............. 199.1
                           FY 2006............. 190.5
                           FY 2007 (E)......... 202.1

   Network System Solution: Personal computers, servers, networking equipment, network-related software,
                            application software, services and support, etc.

   This business is responsible for providing customer services and support. As the Company's proposals to decrease total printing costs were highly regarded, sales continued to increase in Japan and overseas. However, sales of personal computers and servers in Japan were down. As a result, sales of this business decreased 4.3% to 190.5 billion yen.

   INDUSTRY BUSINESS (up 1.0% year on year to Yen 120.6 billion)

   Trends in consolidated net sales         (Unit: in billions of yen)

                             [CHART APPEARS HERE]

                           FY 2005............. 119.4
                           FY 2006............. 120.6
                           FY 2007 (E)......... 129.0

   Industry Business: Thermal media, optical equipment, semiconductors, electric units, measuring equipment, etc.

   Sales at thermal business and electric device business increased, and demand recovered in the semiconductor business. Meanwhile, in the optical unit business, sales decreased owing to sluggish demand. As a result, sales in this business were 120.6 billion yen, up 1.0% from the previous year.

   OTHER BUSINESSES (down 3.7% year on year to Yen 157.2 billion)

   Trends in consolidated net sales         (Unit: in billions of yen)

                             [CHART APPEARS HERE]

                           FY 2005............. 163.2
                           FY 2006............. 157.2
                           FY 2007 (E)......... 154.4

   Other Business: Optical-disc products, digital cameras, etc.

   Though sales of digital cameras continued to be favorable, revenue of the optical disc business decreased especially overseas, as it scaled down in previous year key module operations, such as independently developed drives and components/units (excluding media). As a result, sales in this business decreased 3.7% year on year to 157.2 billion yen.

(2) PLANT AND EQUIPMENT INVESTMENT AND FUNDING OF THE RICOH GROUP

In the fiscal period under review, the Ricoh Group invested a total of 102.0 billion yen (including an investment of 44.6 billion yen by the Company) in plant and equipment, mainly comprising the following.

   Funds necessary for the plant and equipment investments above are procured by funds at own hands and borrowings.

(a) Major equipment and facility expansions completed during the fiscal year:

      Electronic components plant (Yashiro Plant)

      Equipment-related supplies plant (Numazu Plant)

      Technology center (Ricoh Technology Center)

(b) Major equipment and facility expansions in progress in the fiscal year:

      Equipment-related supplies plant (Numazu Plant)

(3) TRANSITION OF OPERATING RESULTS AND ASSETS OF THE RICOH GROUP AND THE
    COMPANY

..   Transition of operating results and assets of the Ricoh Group

                                         Fiscal year Fiscal year Fiscal year Fiscal year
                                            ended       ended       ended       ended
Items                                    March 2003  March 2004  March 2005  March 2006
-----                                    ----------- ----------- ----------- -----------
Net sales (billions of yen).............   1,738.3     1,780.2     1,814.1     1,915.0
Profits before tax (billions of yen)....     123.4       143.0       135.3       156.1
Net income (billions of yen)............      72.5        91.7        83.1        97.0
Net income per share (yen)..............     99.79      123.63      112.64      132.33
Total assets (billions of yen)..........   1,884.9     1,852.7     1,953.6      2041.1
Net assets (billions of yen)............     657.5       795.1       862.9       960.2

Notes:

1. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

2. Net income per share is calculated based on the average number of shares outstanding during the fiscal year.

..   Transition of operating results and assets of the Company

                                         Fiscal year Fiscal year Fiscal year Fiscal year
                                            ended       ended       ended       ended
Items                                    March 2003  March 2004  March 2005  March 2006
-----                                    ----------- ----------- ----------- -----------
Net sales (billions of yen).............    855.0       876.3       897.2       934.3
Ordinary income (billions of yen).......     68.8        62.5        62.7        82.4
Net income (billions of yen)............     42.8        58.5        41.9        55.0
Net income per share (yen)..............    58.75       79.18       56.64       74.81
Total assets (billions of yen)..........    933.3       937.3       949.5       982.5
Net assets (billions of yen)............    596.6       642.4       659.9       694.7

Note:

Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

(4) ISSUES THE RICOH GROUP FACES

Now that customers' needs have increasingly diversified, it seems that they are not satisfied with only buying products or receiving specific services. The business climate is also uneasy as the competition in the field of colorization of documents and solutions is increasingly intensifying.

   In order for the Ricoh Group to achieve growth and development amid the drastically changing market environment, it is essential to boost our corporate competitiveness through "creation of new for values customer" and "highly efficient management structures."

   In creating customer values, it is important that we forecast customer needs and improve our products and services to meet these needs. To this end, we will increase the scope of "customer satisfaction (CS) operation," in which we aggressively cultivate new values by more than ever placing ourselves in the shoes of our customers. We will also continue to enhance our technical ability to materialize products and services that provide new values.

   Our effort will also continue on making management more efficient to raise our profitability. To raise profitability, we will streamline operational processes at each business through structural reform. In addition, to improve managerial efficiency, we will concentrate resources on more carefully selected businesses. Furthermore, we will strive to reinforce the business structure by linking the results of prior investment, which has been made continuously for corporate growth, to profits.

   The Ricoh Group will proactively invest resultant profits in growth fields and the enhancement of technical power, aiming to increase sales and profits while further raising corporate value.

2.  CORPORATE PROFILE (as of March 31, 2006)

(1) MAIN BUSINESS OF THE RICOH GROUP

Office Solution Business     Imaging Solutions

                             Digital copiers, color copiers, analog copiers, printers, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers, other equipment, and ancillary supplies and services, etc.

                             Network System Solutions

                             Personal computers, servers, networking
                             equipment, network-related software, application software, services and support, etc.

Industry Business            Thermal media, optical equipment, semiconductors,
                             electric units, measuring equipment, etc.

Other businesses             Optical-disc products, digital cameras, etc.

(2) PRINCIPAL OFFICES AND PLANTS OF THE RICOH GROUP

..   Major domestic offices and plants

        The Company (location)               Subsidiaries, etc. (location)
--------------------------------------   --------------------------------------
Head Office (Tokyo)                      Ricoh Optical Industries Co., Ltd.
                                         (Iwate Pref.)
Omori Office (Tokyo)                     Tohoku Ricoh Co., Ltd. (Miyagi Pref.)
Software Research Center (Kanagawa
Pref.)                                   Ricoh Elemex Corporation (Aichi Pref.)
Shin-Yokohama Office (Kanagawa Pref.)    Ricoh Printing Systems, Ltd. (Tokyo)
Ricoh Technology Center (Kanagawa Pref.) Ricoh Tohoku Co., Ltd. (Miyagi Pref.)
Central Laboratory (Kanagawa Pref.)      Ricoh Sales Co., Ltd. (Tokyo)
Atsugi Plant (Kanagawa Pref.)            Ricoh Chubu Co., Ltd. (Aichi Pref.)
Hatano Plant (Kanagawa Pref.)            Ricoh Kansai Co., Ltd. (Osaka Pref.)
Gotemba Plant (Shizuoka Pref.)           Ricoh Chugoku Co., Ltd. (Hiroshima
                                         Pref.)
Numazu Plant (Shizuoka Pref.)            Ricoh Kyushu Co., Ltd. (Fukuoka Pref.)
Fukui Plant (Fukui Pref.)                Ricoh Technosystems Co., Ltd. (Tokyo)
Ikeda Plant (Osaka Pref.)                Ricoh Leasing Co., Ltd. (Tokyo)
Yashiro Plant (Hyogo Pref.)

..   Major overseas offices

   SUBSIDIARIES, ETC. (LOCATION)         SUBSIDIARIES, ETC. (LOCATION)
   -----------------------------  -------------------------------------------
  RICOH CORPORATION (U.S.A)       RICOH ELECTROICS, INC. (U.S.A)
  LANIER WORLDWIDE, INC. (U.S.A)  RICOH UK PRODUCTS LTD. (U.K)
  RICOH EUROPE B.V. (Netherlands) RICOH INDUSTRIE FRANCE S.A.S. (France)
  NRG GROUP PLC (U.K)             RICOH ASIA INDUSTRY (SHENZHEN) LTD. (China)
  RICOH CHINA CO., LTD. (China)   SHANGHAI RICOH FACSIMILE CO., LTD. (China)
  RICOH ASIA PACIFIC PTE. LTD.
  (Singapore)

(3) SHAREHOLDERS' EQUITY

..   Total number of shares

                           Authorized: 1,500,000,000
                           Issued:       744,912,078

       Total number of shares authorized increased 507 million shares following the resolution at the 105th Ordinary General Meeting of Shareholders held on June 28, 2005.

..   Number of shareholders at year-end: 45,276

..   Major shareholders

                                                   The shareholders' stake in The Company's stake in the
                                                         the Company                shareholders
                                                   -------------------------- --------------------------
                                                   Thousands    Investment    Thousands    Investment
Name                                               of shares    ratio (%)     of shares    ratio (%)
----                                               ---------    ----------    ---------    ----------
Master Trust Bank of Japan, Ltd. (Trust Account)..  66,722         8.96          --             --
Japan Trustee Services Bank, Ltd. (Trust Account).  44,460         5.97          --             --
The Bank of Tokyo-Mitsubishi UFJ, Ltd.............  36,203         4.86          --             --
Nippon Life Insurance Company.....................  31,306         4.20          --             --
Nipponkoa Insurance Co., Ltd......................  18,193         2.44          55           0.01
The New Technology Development Foundation.........  15,839         2.13          --             --
State Street Bank and Trust Company 505103........  15,009         2.01                         --
State Street Bank and Trust Company...............  14,325         1.92          --             --
The Chase Manhattan Bank N.A. London..............  14,006         1.88          --             --
The National Mutual Insurance Federation of
  Agricultural Cooperatives.......................  11,947         1.60          --             --

Notes:

1. The number of treasury stocks (14,579 thousands of shares) is not included in the chart above.

2. In addition to the above, stakes in the Company include 1,000 thousands of shares (0.13%) that Nipponkoa Insurance Co., Ltd. owns and has entrusted with Master Trust Bank of Japan, Ltd. These shares are registered in the name of Masters Trust Bank of Japan, Ltd. as the owner, but Nipponkoa Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

..   Breakdown of shareholders

Category                                           Thousands of shares held Number of shareholders Investment ratio (%)
--------                                           ------------------------ ---------------------- --------------------
Financial institutions............................         334,688                     227                 44.93
Securities companies..............................          12,836                      47                  1.72
Other domestic companies..........................          32,871                     745                  4.41
Foreign companies.................................         291,237                     652                 39.10
Individual investors and others...................          58,699                  43,604                  7.88
Treasury stock....................................          14,579                       1                  1.96
                                                           -------                  ------                ------
   Total..........................................         744,912                  45,276                100.00
                                                           =======                  ======                ======

(4) ACQUISITION, DISPOSAL AND OWNERSHIP OF SHARES OF TREASURY STOCK

(i) Acquired shares:

     Common shares.............................   5,681,448 shares
     Total acquisition cost.................... 11,820 million yen

     Of the above, shares were purchased by resolution of the 105th Ordinary Meeting of Shareholders based on authorization of the Articles of Incorporation. The reason for the purchase: in order to realize a flexible capital strategy to comply with changes in the business environment as follows:

     Common shares.............................  4,678,000 shares
     Total amount of acquisition............... 9,993 million yen

(ii)Disposed shares:

     Common shares.............................  1,218,160 shares
     Total disposal cost....................... 2,395 million yen

(iii)Shareholdings at year-end:

     Common shares............................. 14,579,522 shares

(5) EMPLOYEES OF THE RICOH GROUP AND THE COMPANY

..   Employees of the Ricoh Group

                                                                              Common
                               Office solution Industry                  businesses in the
Classification                    business     business Other businesses       group       Total
--------------                 --------------- -------- ---------------- ----------------- ------
Number of employees...........     68,685       3,045        3,401             1,019       76,150

..   Employees of the Company

                    Change from previous
Number of employees     fiscal year       Average age Average length of service
------------------- --------------------  ----------- -------------------------
      11,340.......         48 (Decrease)    41.0               18.2

(6) STATUS OF CONSOLIDATION

..   Major consolidated subsidiaries

                                                 Investment
Name                           Paid-in capital     ratio               Principle business
----                          ------------------ ---------- -----------------------------------------
Tohoku Ricoh Co., Ltd........ 2,272  million JPY   100.0%   Manufacture of office equipment
Ricoh Printing Systems, Ltd.. 5,000  million JPY   100.0    Manufacture and sales of office equipment
Ricoh Elemex Corporation..... 3,456  million JPY    55.9    Manufacture of office equipment
Ricoh Sales Co., Ltd......... 622    million JPY   100.0    Sales of office equipment
Ricoh Kansai Co., Ltd........ 700    million JPY   100.0    Maintenance service and sales of office
                                                            equipment
Ricoh Technosystems Co., Ltd. 2,128  million JPY   100.0    Sales of office equipment
Ricoh Leasing Co., Ltd....... 7,896  million JPY    51.1    General leasing
RICOH ELECTRONICS, INC....... 27     million USD   100.0    Manufacture of office equipment and
                                                            consumable supplies
RICOH CORPORATION............ 286    million USD   100.0    Sales of office equipment

LANIER WORLDWIDE, INC.              256 million USD   100.0   Sales of office equipment
RICOH EUROPE B.V.                   17  million EUR   100.0   Sales of office equipment
NRG GROUP PLC                       49  million GBP   100.0   Sales of office equipment

Note:

The respective percentage of total investment ratio for Ricoh Elemex Corporation, Ricoh Leasing Co., Ltd., Ricoh Electronics, Inc. and Lanier Worldwide, Inc. include voting rights of those shares held by subsidiaries.

..   Consolidations

There were no changes that should be disclosed.

..   Result of consolidation

As of the end of fiscal year under review, the Ricoh Group had 259 consolidated subsidiaries and 59 affiliates accounted for under the equity method. Results of consolidation were as stated in "1. Operating Conditions, (3) Transition of operating results and assets of the Ricoh Group and the Company, . Transition of operating results and assets of the Ricoh Group."

(7) DIRECTORS AND CORPORATE AUDITORS

                             Position or principal duty                                                    Name
                             ----------------------------------------------------------------------- -----------------

President and Representative CEO                                                                     Masamitsu Sakurai
Director:

Director:                    Management reform, information and office business; Head of Business    Koichi Endo
                             Management Promotion Office

Director:                    Domestic marketing; General Manager of Corporate Social Responsibility  Masayuki
                             Division                                                                Matsumoto

Director:                    Overseas marketing; General Manager of Overseas Division; Head of Sales Katsumi Yoshida
                             Control Center

Director:                    Personnel, production, and legal affairs and intellectual property      Takashi Nakamura

Director:                    Image engine/solutions development; General Manager of MFP Division     Shiro Kondoh
                             and Head of Design Center

Director:                    General Manger of Marketing Group                                       Kazunori Azuma

Director:                    Finance and IR; General Manager of Finance and Accounting Division      Zenji Miura

Director:                    Managing Partner of IGNITE GROUP                                        Nobuo Mii

Director:                    Co-director of Mitsui Life Financial Research Center, University of     Takaaki Wakasugi
                             Michigan Ross School of Business Director and General Manager, Japan
                             Corporate Governance Research Institute, Inc. Professor, Faculty of
                             Business Administration, Tokyo Keizai University

Corporate Auditor:           Full-time                                                               Hisaaki Koga

Corporate Auditor:           Full-time                                                               Koji Tomizawa

Corporate Auditor:           President of Matsuishi Law Office                                       Kenji Matsuishi

Corporate Auditor:           President and Representative Director of Sanai-oil Co., Ltd.            Takehiko Wada

Notes:

1.  Changes of directors took place in the fiscal year under review as follows:

       June 2005: Takaaki Wakasugi was appointed as Director.
       June 2005: Makoto Hashimoto retired from Managing Director.
       June 2005: Kiyoshi Sakai retired from Managing Director.
       June 2005: Kazuo Togashi retired from Managing Director.
       June 2005: Yuji Inoue retired from Managing Director.
       June 2005: Hideyuki Takamatsu retired from Corporate Auditor. March 2006: Tatsuo Hirayama retired from Representative Director.

2. Directors Nobuo Mii and Takaaki Wakasugi are external directors appointed under Article 188 Paragraph 2 Item 7-2 of the Commercial Code.

3. Corporate Auditors Kenji Matsuishi and Takehiko Wada are external corporate auditors as stipulated in Article 18 Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Corporation.

(8) REMUNERATION, ETC. TO BE PAID TO ACCOUNTING AUDITORS

Remuneration, etc. to be paid to the accounting auditor KPMG AZSA & Co. by the Company and its subsidiaries are as follows:

(i) Total sum of remuneration, etc. to be paid to the accounting auditor by the Company and its subsidiaries, etc.: 213 million yen

(ii) Of the amount of (i) above, total sum of remuneration, etc. to be paid for the audit certificate services provided in Article 2 Paragraph 1 of the Certified Public Accountants Law: 183 million yen

(iii) Of the amount of (ii) above, total sum of remuneration, etc. to be paid by the Company to the accounting auditor: 76 million yen

Note:

In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Corporation and that in accordance with the Securities and Exchange Law. Accordingly, the amount of (iii) above represents the sum of these remunerations.

3.  SUBSEQUENT EVENTS

..   Sales of some operations of a subsidiary

    At its Board of Directors' Meeting held on April 3, 2006, San-Ai Co., Ltd., a subsidiary of the Company, decided to sell the content distribution business currently under control of Giga Networks Company, a division of San-Ai, to Mobile Alliance Co., Ltd., a subsidiary of Faith, Inc.

      The decision to sell the content distribution business was made based on the Ricoh Group's judgment that it would be the best for San-Ai and the Ricoh Group as a whole if such business is able to grow and develop while meeting the expectation of customers and business partners by becoming a part of the Faith group's business and further improving the quality of services.

      Consummation of the 12.0-billion-yen sale is scheduled to occur on May 31, 2006. The gain on the sale is expected to be about 5.0 billion yen on the basis of net income.

CONSOLIDATED BALANCE SHEETS (as of March 31, 2006)

                                                          Millions of yen
                                                       --------------------
                                                          As of March 31,
                                                       --------------------
                                                          2006       2005
                                                       ---------  ---------
    ASSETS
    Current Assets:
      Cash and cash equivalents.......................   187,055    186,857
      Time deposits...................................     1,470      1,454
      Marketable securities...........................       162        138
      Trade receivables:
       Notes..........................................    75,678     75,233
       Accounts.......................................   391,972    396,150
       Less-Allowance for doubtful receivables........   (16,031)   (17,451)
         Total trade receivables......................   451,619    453,932
       Short-term lease receivables, etc..............   178,882    166,636
      Inventories:
       Finished goods.................................   104,218    109,224
       Work in progress and raw materials.............    65,027     58,141
         Total inventories............................   169,245    167,365
      Deferred tax, etc...............................    55,110     53,365
         Total Current Assets......................... 1,043,543  1,029,747
    Fixed Assets:
      Tangible fixed assets:
       Land...........................................    46,721     43,077
       Buildings and structures.......................   217,302    203,537
       Machinery, instruments and fixtures............   622,038    643,386
       Construction in progress.......................    11,541     18,720
       Less-Accumulated depreciation..................  (629,359)  (661,310)
         Total........................................   268,243    247,410
      Investment and other assets:
       Finance receivable.............................   415,435    391,947
       Investment securities..........................    36,419     31,154
       Investment in and advances to affiliates.......    52,028     49,316
       Goodwill.......................................    51,934     47,502
       Other intangible assets........................    79,175     69,414
       Lease deposit investment and other.............    94,406     87,179
         Total investment and other assets............   729,397    676,512
           Total Fixed Assets:........................   997,640    923,922
                                                       ---------  ---------
              Total Assets............................ 2,041,183  1,953,669
                                                       =========  =========

CONSOLIDATED BALANCE SHEETS (as of March 31, 2006)

                                                            Millions of yen
                                                         --------------------
                                                            As of March 31,
                                                         --------------------
                                                            2006       2005
                                                         ---------  ---------
  LIABILITIES
  Current Liabilities:
    Short-term borrowings...............................    82,520     38,710
    Current maturities of Long-term indebtedness
     trade payables.....................................   103,131    144,808
      Notes.............................................    25,591     29,686
      Accounts..........................................   313,561    306,813
       Total purchase indebtedness......................   339,152    336,499
     Accused income tax.................................    40,936     24,074
     Accrued expenses, etc..............................   118,289    127,423
         Total Current Liabilities......................   684,028    671,514
  Long-term Liabilities:
    Long-term indebtedness..............................   195,626    226,567
    Accused pension benefit obligation..................    97,020     92,672
    Long-term deferred tax..............................    51,374     48,767
         Total Long-term Liabilities:...................   344,020    368,006
            Total Liabilities........................... 1,028,048  1,039,520
  Minority Interests....................................    52,890     51,151
  Common stock..........................................   135,364    135,364
  Additional paid - in Capital..........................   186,450    186,551
  Retained earnings.....................................   665,394    584,515
  Accumulated other comprehensive income (loss).........     4,099    (21,963)
  Treasury stock........................................   (31,062)   (21,469)

       Total shareholders' equity.......................   960,245    862,998
                                                         ---------  ---------
         Total Liabilities, Minority Interests and
           Shareholders' Equity......................... 2,041,183  1,953,669
                                                         =========  =========

NOTES TO CONSOLIDATED BALANCE SHEETS

1. Allowance for doubtful accounts related to short-term lease receivables and lease receivables: 16,394 million yen

2. Other accumulated comprehensive income (loss) includes accumulated foreign currency translation adjustments, unrealized gain (loss) on securities, unrealized gain (loss) on derivatives, and pension liability adjustments.

3. Pledged assets: 3,167 million yen

4. Guarantee obligation: 1,193 million yen

5. The amounts below one million yen are rounded off.

CONSOLIDATED STATEMENTS OF INCOME (from April 1, 2005 to March 31, 2006)

                                                                Millions of yen
                                                             ---------------------------
                                                             For the year ended March 31,
                                                             ---------------------------
                                                                2006           2005
                                                               ---------     ---------
Net sales................................................... 1,915,090      1,814,108
Cost of sales............................................... 1,115,479      1,059,531
   Gross profit.............................................   799,611        754,577
Selling, general and administrative expenses................   647,597        619,071
   Operating income.........................................   152,014        135,506

Other (income) expenses.....................................     4,185           (123)
   Interest and dividend income.............................     2,896          2,240
   Interest expenses........................................    (5,242)        (4,684)
   Foreign exchange gain and loss, net......................     3,748          1,547
   Others, net..............................................     2,783            774
   Income before income taxes, minority interests and
     equity in earnings of affiliates.......................   156,199        135,383
Provision for income taxes:
   Current..................................................    60,857         39,281
   Deferred.................................................    (3,294)        11,353
       Total income taxes...................................    57,563         50,634
Minority interests..........................................    (4,185)        (4,726)
Equity in earnings of affiliates............................     2,606          3,120
   Net income...............................................    97,057         83,143
                                                               =========     =========

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

1. Net income per share: 132.33 yen

2. The amounts below 1 million yen are rounded off.

ACCOUNTING POLICIES REGARDING THE PREPARATION OF CONSOLIDATED FINANCIAL
STATEMENTS

SCOPE OF CONSOLIDATION

1.  ITEMS RELATED TO SCOPE OF CONSOLIDATION

(1) NUMBER OF CONSOLIDATED SUBSIDIARIES: 259 COMPANIES

The name of major consolidated subsidiaries can be found in 2. Corporate Profile, (6) Status of consolidation.

(2) MAJOR NON-CONSOLIDATED SUBSIDIARIES

Edisys Co., Ltd., others

Non-consolidated subsidiaries are all small-scale entities with net sales, net income/loss and retained earnings insignificant for the Company. As such, their non-inclusion in scope of consolidation does not significantly affect the Company's consolidated financial statements.

2.  APPLICATION OF THE EQUITY METHOD

(1) NUMBER OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES TO WHICH THE EQUITY METHOD IS APPLIED: 59 COMPANIES

Name of major non-consolidated subsidiaries and affiliates to which the equity method is applied: Coca-Cola West Japan Co., Ltd., others

(2) There are no non-consolidated subsidiaries or affiliates to which the equity method is not applied.

SIGNIFICANT ACCOUNTING POLICIES

1.  BASIS FOR PREPARING CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S.GAAP"), in compliance with Article 179, Section 1 of the Commercial Code Enforcement Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S.GAAP is omitted.

2.  ACCOUNTING POLICY FOR SECURITIES

The Company's evaluation for securities is in conformity with Statement No.115, "Accounting for Certain Investments in Debt and Equity Securities," of the U.S. Financial Accounting Standards Board (FASB). Securities held by the Company and its consolidated subsidiaries are classified mainly as available-for-sale securities.

   Those available -for -sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

3.  ACCOUNTING POLICY FOR INVENTORIES:

Inventories are stated principally at the lower of cost or market using the gross average method.

4.  DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT:

Depreciated principally by using the declining-balance method. Meanwhile, most of overseas subsidiaries use the straight-line method.

5.  GOODWILL AND OTHER INTANGIBLE FIXED ASSETS:

Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment, in accordance with the FASB Statement No. 142, "Goodwill and Other Intangible Assets." Other intangible fixed assets that have definite useful lives are depreciated by using the straight-line method.

6.  BASIS FOR PROVISION OF RESERVES

(1) ALLOWANCE FOR DOUBTFUL ACCOUNTS:

To prepare for losses incurred by bad debts, potential loss is calculated by taking historical loss ratio and recoverability of loans to and receivables from a certain customer. The estimated allowance for doubtful accounts is calculated based on the past loan losses in consideration of current economic conditions. For receivables in arrears, special estimated allowance for doubtful accounts is set aside.

(2) RESERVE FOR RETIREMENT ALLOWANCES:

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or
(2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

7. The consumption tax and the local consumption tax are excluded from profits and losses.

Transcript of Account Auditor's Report on Consolidated Financial Statements (originally issued in Japanese)

                          INDEPENDENT AUDITORS REPORT

                                                                   May 15, 2006

The Board of Directors
Ricoh Company, Limited

                                          KPMG AZSA & Co.

                                             Tetsuzo Hamajima (seal),
                                             Designated and Engagement Partner
                                             Certified Public Accountant

                                             Mikihiro Himeno (seal),
                                             Designated and Engagement Partner
                                             Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statements of income of Ricoh Company, Limited for the 106th business year (from April 1, 2005 to March 31, 2006) in accordance with Article 19-2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha." The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express our independent opinion on the consolidated statutory report based on our audit as independent auditors.

   We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is conducted based on a test basis, and includes assessing accounting principles used, the method of their application and estimates made by management as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides reasonable bases for our opinion. Our audit procedures also include those considered necessary for the Company's majority-owned subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

No conflict of interest as defined by the Accounting Law exists between Ricoh Company, Ltd. Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Transcript of Corporate Auditor's Report on Consolidated Financial Statements (originally issued in Japanese)

        CORPORATE AUDITOR'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

The Board of Corporate Auditors discussed with each Corporate Auditor concerning the consolidated financial statements (the consolidated balance sheets and the consolidated statements of income) of Ricoh Company, Limited for the 106th business year (from April 1, 2005 to March 31, 2006). Upon discussion, the board prepared this audit report as follows.

1. OUTLINE OF CORPORATE AUDITORS' AUDIT METHODS

In accordance with an audit policy prescribed by the Board of Corporate Auditors, each corporate Auditor received reports on the consolidated financial statements from the Directors, internal audit division, other administrative divisions and Account Auditors, and audited the operational and financial conditions of consolidated and non-consolidated subsidiaries as well when necessary.

2. AUDIT RESULTS

We regard that the audit methods and results by KPMG AZSA & Co. are appropriate.

May 15, 2006

                         The Board of Corporate Auditors, Ricoh Company Limited

                                                  Full-time corporate auditors:
                                      Hisaaki Koga (seal), Koji Tomizawa (seal)

                                                            Corporate auditors:
                                   Kenji Matsuishi (seal), Takehiko Wada (seal)

Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are external auditors in accordance with Article 18 Item 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Corporation.

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2006)

                                                               Millions of yen
                                                              ----------------
                                                               As of March 31,
                                                              ----------------
                                                                2006     2005
                                                              -------  -------
ASSETS
Current Assets:
   Cash on hand and in bank..................................   8,689   10,148
   Notes receivable - trade..................................   7,540    7,983
   Accounts receivable - trade............................... 235,393  213,503
   Marketable securities.....................................  50,985  128,186
   Finished goods............................................  26,352   29,336
   Raw materials.............................................   3,405    3,665
   Work in progress..........................................   6,806    6,348
   Supplies..................................................   7,820    6,924
   Short-term loans receivable............................... 102,411   33,753
   Deferred tax assets.......................................  12,703   11,706
   Accounts receivable - other...............................  14,510   29,510
   Other current assets......................................   6,019    5,493
   Allowance for doubtful accounts...........................  (1,582)  (1,492)
              Total Current Assets........................... 481,056  485,067
Fixed Assets:
   Tangible fixed assets:
       Buildings.............................................  48,532   40,423
       Structures............................................   1,894    1,783
       Machinery and equipment...............................  19,391   18,422
       Vehicles..............................................      19       12
       Tools.................................................  21,997   17,521
       Land..................................................  29,261   25,980
       Construction in progress..............................   9,277    4,806
          Total tangible fixed assets........................ 130,374  108,949
   Intangible fixed assets:
       Leasehold right and others............................   9,169    9,203
       Software..............................................  22,190   21,741
          Total Intangible fixed assets......................  31,359   30,945
   Investments and Other Assets:
       Investment securities.................................  33,217   28,058
       Investment securities in subsidiaries and
         affiliates.......................................... 191,797  184,437
       Investment in affiliates..............................  25,974   28,440
       Long-term loans receivable............................  80,814   70,170
       Deferred tax assets...................................   1,620    7,073
       Lease deposit.........................................   7,009    6,515
       Other investments.....................................   2,289    2,582
       Allowance for doubtful accounts.......................  (2,962)  (2,693)
          Total investments and other assets................. 339,761  324,584
              Total Fixed Assets............................. 501,494  464,480
                                                              -------  -------
                Total Assets................................. 982,551  949,547
                                                              =======  =======

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2006)

                                                               Millions of yen
                                                              ----------------
                                                               As of March 31,
                                                              ----------------
                                                                2006     2005
                                                              -------  -------
LIABILITIES
Current Liabilities:
   Notes payable - trade.....................................   4,641    6,033
   Accounts payable - trade.................................. 133,036  109,598
   Bonds due within one year.................................  35,000   40,000
   Accounts payable - other..................................  17,112   13,650
   Accrued expenses..........................................  33,153   34,872
   Income tax payable, etc...................................  21,308    3,061
   Reserve for bonuses.......................................  11,872   11,855
   Warranty reserve..........................................     418      389
   Other current liabilities.................................   5,329    6,427
       Total Current Liabilities............................. 261,871  225,887
Long-term Liabilities:
   Bonds.....................................................  25,000   60,000
   Long-term accounts payable - other........................      --    2,810
   Reserve for retirement allowances.........................     417      352
   Reserve for directors' retirement bonuses.................     510      519
       Total Long-term Liabilities...........................  25,927   63,683
          Total Liabilities.................................. 287,799  289,571
(Shareholders' Equity)
Common Stock................................................. 135,364  135,364
Capital Surplus:
   Additional paid-in capital................................ 180,804  179,522
       Total Capital Surplus................................. 180,804  179,522
Retained Earnings
   Legal reserve.............................................  14,955   14,955
   Reserve for deferral of capital gain on
     property................................................     550      574
   Reserve for special depreciation..........................   1,272      802
   Reserve for warranty on computer programs.................     167      218
   Reserve for social promotion..............................     117      112
   General reserve........................................... 326,350  301,350
   Unappropriated retained earnings..........................  55,740   42,392
       Total Retained Earnings............................... 399,153  360,404
Unrealized gain on valuation of stocks, etc..................   8,769    4,598
Treasury stock............................................... (29,339) (19,914)
          Total Shareholders' Equity......................... 694,752  659,975
                                                              -------  -------
              Total Liabilities and Shareholders'
                Equity....................................... 982,551  949,547
                                                              =======  =======

NOTES TO NON-CONSOLIDATED BALANCE SHEETS

1.  Short-term receivable due from affiliates:           Yen 319,437 million
    Long-term receivable due from affiliates:             Yen 81,192 million

2.  Short-term payable due to affiliates:                 Yen 79,679 million

3.  Accumulated depreciation on tangible fixed assets:   Yen 347,019 million

4.  Guarantee obligation:                                    Yen 117 million

5.  Trade notes receivable discounted with banks:             Yen 48 million

6. In addition to the fixed assets stated in Balance Sheets, the Company uses computers and electronic component manufacturing facilities under lease agreements.

7. Net assets pursuant to Article 124-3 of the Enforcement Regulation of the Commercial Code: Yen 8,769 million

8.  The amounts less than one million yen are omitted.

NON-CONSOLIDATED STATEMENTS OF INCOME (from April 1, 2005 to March 31, 2006)

                                                                Millions of yen
                                                              -----------------
                                                              For the year ended
                                                                  March 31,
                                                              -----------------
                                                               2006      2005
                                                              -------   -------
Ordinary Income and Loss
Operating income and expenses
Operating income:............................................ 934,354   897,217
   Net sales................................................. 934,354   897,217
Operating expenses:.......................................... 864,641   840,355
   Cost of sales............................................. 645,496   619,968
   Selling, general and administrative expenses.............. 219,144   220,387
       Total operating income................................  69,712    56,861
Non-operating income and expenses
Non-operating income:
   Interest and dividend income..............................   7,995     6,625
   Other revenue.............................................   7,732     5,199
          Total non-operating revenue........................  15,728    11,824
Non-operating expenses:
   Interest expenses.........................................     709     1,474
   Other expenses............................................   2,290     4,477
       Total non-operating expenses..........................   3,000     5,952
Ordinary income..............................................  82,441    62,733
Extraordinary Income and Loss
Extraordinary income:
   Gains on sales of fixed assets............................   1,662        --
          Total extraordinary income.........................   1,662        --
   Net income before taxes...................................  84,103    62,733
   Corporate, inhabitant and enterprise taxes................  27,400    11,500
   Corporate and other tax adjustments.......................   1,616     9,250
   Net income................................................  55,087    41,983
   Profit carried over.......................................   9,404     9,630
   Reversal of reserve for social contribution...............      83        88
   Disposal of treasury stocks...............................       4     1,922
   Interim cash dividends....................................   8,830     7,387
   Unappropriated retained earnings for the year.............  55,740    42,392
                                                              =======   =======

NOTES TO NON-CONSOLIDATED STATEMENTS OF INCOME

1.  Sales to affiliates:                        Yen 832,571 million

2.  Purchase from affiliates:                   Yen 342,565 million

3.  Non-operating transactions with affiliates:  Yen 25,738 million

4.  Net income per share:                                 Yen 74.81

5.  The amounts less than one million yen are omitted.

SIGNIFICANT ACCOUNTING POLICIES

1.  ACCOUNTING POLICY FOR SECURITIES

(1) SECURITIES OF SUBSIDIARIES AND AFFILIATES

Securities of subsidiaries and affiliates are stated at cost based on the moving average method.

(2) OTHER SECURITIES

 Marketable securities:     Marked to market based on the market price at the
                            end of the term and other factors (accounting for all valuation differences with the full capital injection method; the cost of securities sold is valued at moving average cost).

 Non-marketable securities: Stated at cost based on the moving average method.

2.  ACCOUNTING POLICY FOR DERIVATIVES

Derivatives are stated at market value.

3.  ACCOUNTING POLICY FOR INVENTORIES

Inventories are stated principally at the lower of cost or market using the gross average method.

4.  DEPRECIATION AND AMORTIZATION

(1) TANGIBLE FIXED ASSETS:

Depreciated by using the declining-balance method.

   Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method.

   Major useful life:

      Buildings:                  5-50 years
      Machinery and equipment:    2-12 years

(2) INTANGIBLE FIXED ASSETS:

Depreciated by using the straight-line method.

   With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is three years. With software for internal use, the Company uses the straight-line method based on a usable period of five years.

5.  BASIS FOR PROVISION OF RESERVES

(1) ALLOWANCE FOR DOUBTFUL ACCOUNTS:

To prepare for losses incurred by accounts receivables and loans, potential loss is calculated by taking historical loss ratio in case of non-classified loans/receivables. Potential loss for classified loans/receivables is individually assessed.

(2) RESERVE FOR BONUSES:

Reserve for bonuses is provided by estimating the amount of bonuses payable to employees for the fiscal year under review based on corporate rules for calculating bonus payment.

(3) WARRANTY RESERVE:

To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs during warrantee terms.

(4) RESERVE FOR RETIREMENT ALLOWANCES:

To prepare for projected retirement allowances, the Company records the estimated obligations at the end of the fiscal year under review based on projected year-end benefit obligations and plan assets. Actuarial gain or loss is amortized using the straight-line method over periods (15 years) which are less than the average remaining years of service of the employees, and the amortization will be stated in the year following the year in which the gain or loss is recognized. Underfunded pension obligations are amortized using the straight-line method over periods (15 years) which are less than the average remaining years of service of the employees.

(5) RESERVE FOR DIRECTORS' RETIREMENT BONUSES:

The Company calculates the necessary amount of directors' retirement bonuses at the end of the fiscal year based on internal rules, in compliance with the provision in Article 43 of the Enforcement Regulation of the Commercial Code.

6.  CONSUMPTION TAXES

The consumption tax and the local consumption tax are excluded from profits and losses.

7.  LEASING

Finance leases where ownership does not transfer to the lessees are accounted for in the same manner as operating leases.

8.  HEDGE ACCOUNTING

(1) HEDGE ACCOUNTING METHODS:

The Company uses the allocation methods for currency swaps that meet the requirements for the method.

(2) HEDGE INSTRUMENTS AND TARGETS:

There is no hedging instrument or hedged item at the end of the fiscal year under review.

(3) HEDGING POLICIES:

In accordance with its internal Market Risk Management Rules, the Company uses derivatives to manage the exposure of its assets and liabilities to market fluctuations, within the range of the hedged assets and liabilities.

(4) HEDGE EFFECTIVENESS:

Effectiveness is assessed by rate analysis of the sum total of price fluctuation involving hedged transactions and the sum total of price fluctuation involving hedge methods. However, evaluation of hedge effectiveness is omitted for currency swaps conducted through assigning transactions.

[CHANGE IN ACCOUNTING POLICY]

..   Accounting standards for impairment of fixed assets
    The Company adopted "Accounting Standards for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003) in the fiscal year under review.

       The above adoption has little effect on profits and losses.

                PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

                                                             Yen
                                               ------------------------------
                                                For the year ended March 31,
                                               ------------------------------
                                                    2006            2005
                                               --------------  --------------
Unappropriated retained earnings at year-end.. 55,740,342,101 42,392,066,985 Reversal of reserve for deferral of capital
  gain on fixed assets........................     22,732,462      24,290,071
Reversal of reserve for special depreciation.. 393,585,677 186,560,715 Reversal of reserve for warranty on computer
  program.....................................     28,886,758      50,684,928
       Total.................................. 56,185,546,998  42,653,602,699

   To be appropriated as follows:
Cash dividends................................  8,763,990,672   7,347,958,440
(Per share)...................................         (12.00)         (10.00)
Directors' bonuses............................    135,700,000     155,700,000
Reserve for special depreciation..............    736,870,895     657,002,782
Reserve for social contribution...............     83,000,000      88,000,000
General reserve............................... 36,000,000,000  25,000,000,000
Retained earnings brought forward to the next
  fiscal year................................. 10,465,985,431   9,404,941,477
                                               ==============  ==============

Note: On December 1, 2005, the Company paid interim cash dividends of 12.0 yen per share, totaling 8,830,471,500 yen.

Transcript of the Account Auditors' Report (originally issued in Japanese)

                         INDEPENDENT AUDITORS' REPORT

                                                                   May 15, 2006

The Board of Directors
Ricoh Company, Limited

                                        KPMG AZSA & Co.

                                            Tetsuzo Hamajima (seal),
                                            Designated and Engagement Partner
                                            Certified Public Accountant

                                            Mikihiro Himeno (seal),
                                            Designated and Engagement Partner
                                            Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters), and the proposal for appropriation of retained earnings, and its supporting schedules (limited to accounting matters) of Ricoh Company, Ltd. for the 106th business year from April 1, 2005 to March 31, 2006 in accordance with Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Kabushiki Kaisha." With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company and its subsidiaries. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

   We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiary.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the statement of income fairly present the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) The business report (limited to accounting matters) fairly presents the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3) The proposal for appropriation of retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) With respect to the supporting schedules (limited to accounting matters), there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accounts Law of Japan.

Transcript of the Corporate Auditor's Report (originally issued in Japanese)

                          CORPORATE AUDITOR'S REPORT

The Board of Corporate Auditors received each corporate auditor's report on audit methods and results concerning the execution of duties of each director for the 106th business year from April 1, 2005 to March 31, 2006. Upon discussion, the board prepared this audit report as follows.

1. OUTLINE OF CORPORATE AUDITORS' AUDIT METHODS

Each of the corporate auditors, in accordance with the policy and work shares prescribed by the Board of Corporate Auditors, attended the meetings of the Board of Directors and other important meetings of the Company, received reports on business operations from the Directors, etc., inspected important written approvals, etc., examined the status of activities and assets (including laws, etc. governing corporate structure as well as the internal corporate management system for risk management, etc.) of the head office and principal places of business, and had the subsidiaries of the Company submit reports on their business operations whenever necessary. The board also received reports and briefings from the independent auditors, and examined the statutory reports and supporting schedules of the Company.

   With respect to any transactions by the Directors, transactions between the Directors and the Company involving conflict of interests, gratuitous provision of profits by the Company and any other transactions not customary in nature between the Company and its subsidiaries or shareholders, or related to acquisition and disposal of treasury stock, we, in addition to the above mentioned auditing, asked the Directors, etc. to submit reports, whenever necessary, and examined these transactions in detail.

2. AUDIT RESULTS

(1) We hereby state that the audit method and results of KPMG AZSA & Co., independent auditors, are appropriate.

(2) We hereby state that the business report fairly presents the Company's situation in accordance with the law and the Articles of Incorporation.

(3) There is no matter that should be specially indicated for the proposal for appropriation of retained earnings, considering the state of the Company's asset and other circumstances.

(4) Supporting schedules fairly present matters to be disclosed, and there is no item that should be indicated.

(5) There is no important fact that represents an unfair act, or violates the law or the Articles of Incorporation, with respect to the execution of directors' duties including those for the subsidiary. Also, we found no violations of duties by directors with respect to any transactions by the Directors, no transaction between the Directors and the Company involving conflict of interests, no gratuitous provision of profits by the Company nor any other transactions not customary in nature between the Company and its subsidiaries or shareholders, or related to acquisition and disposal of treasury stock.

May 15, 2006
                        The Board of Corporate Auditors, Ricoh Company, Limited

                                                  Full-time corporate auditors:

                                             Hisaaki Koga (seal), Koji Tomizawa

                                                            Corporate auditors:

                                   Kenji Matsuishi (seal), Takehiko Wada (seal)

Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are external auditors in accordance with Article 18 Item 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                                                      Millions of yen
                                                                                     -----------------
                                                                                     For the year ended
                                                                                         March 31,
                                                                                     -----------------
                                                                                       2006      2005
                                                                                     --------  -------
1. Cash flows from operating activities
   Net income.......................................................................   97,057   83,143
   Adjustments to reconcile net income to net cash provided by operating activities
       Depreciation and amortization................................................   84,460   78,201
          Decrease in trade receivables (increase)..................................   13,429  (26,429)
          Decrease in inventories (increase)........................................    3,726  (12,885)
          Increase in trade payables (decrease).....................................   (4,495)  27,276
       Other, net...................................................................  (17,308) (16,526)
              Net cash provided by operating activities.............................  176,869  132,780

2. Cash flows from investing activities
   Expenditures for property, plant and equipment, net..............................  (98,708) (83,355)
   Process from sales of available-for-sale securities, net.........................    3,013   38,689
   Other, net.......................................................................  (24,370) (51,532)
              Net cash used in investing activities................................. (120,065) (96,198)

3. Cash flows from financing activities
   Decrease of borrowings, indebtedness and debt securities, net....................  (32,383) (30,459)
   Dividend payments................................................................  (16,178) (14,793)
   Payment for purchase of treasury stock...........................................  (10,653) (10,624)
   Other, net.......................................................................     (775)    (563)
              Net cash used in financing activities.................................  (59,989) (56,439)

4. Effect of exchange rate changes on cash and cash equivalents.....................    3,383    1,200

5. Net increase (decrease) in cash and cash equivalents.............................      198  (18,657)

6. Cash and cash equivalents at beginning of year...................................  186,857  203,039

7. Adjustment for change of fiscal period on consolidated subsidiaries..............       --    2,475

8. Cash and cash equivalents at year-end............................................  187,055  186,857

REFERENCE: RESOLUTIONS REGARDING BASIC POLICY ON INTERNAL CONTROL SYSTEMS

The Company made the following resolutions at the Board of Directors' Meeting held on May 17, 2006 regarding basic policy on construction of internal control systems.

1. SYSTEM TO ENSURE THE EFFICIENT IMPLEMENTATION OF DIRECTORS' DUTIES AND COMPLIANCE WITH LAWS AND ARTICLES OF INCORPORATION

   The Company promotes a sense of alertness in execution of management and execution of business, and in addition uses the following management structures in order to further improve its quality and speediness.

     (1) Management transparency and fairness of decision-making are strengthened by the presence of outside directors.

     (2) As part of the strengthening of management oversight functions by the Board of Directors, the "Nomination and Compensation Committee," a permanent organization composed of outside directors and designated internal directors, makes propositions and resolutions concerning the regulation of the nomination, dismissal and compensation of directors and executive officers, etc.

     (3) The executive officer system, its division of duties clarified, is speeding up the decision-making process through the attribution of authority to each business division.

     (4) The "Group Management Committee" (GMC) is a decision-making organization delegated by the Board of Directors, and composed of executive officers who meet certain qualifications. The GMC operates so as to accelerate consideration and decision-making from the perspective of the optimum management of the entire Group, concerning proposals on the most appropriate strategies for direction of each business division and the entire Group, within the limits granted to it.

     (5) The "Disclosure Committee" is an independent organization that assures the accuracy, timeliness and comprehensiveness of disclosure of corporate information, and it performs checks on the process for the production of disclosed information.

2. SYSTEMS RELATED TO THE RETENTION AND MANAGEMENT OF INFORMATION RELATED TO THE IMPLEMENTATION OF DIRECTORS' DUTIES

   Records and proposals related to decisions by directors in the course of their duties are collated retained and managed in compliance with applicable laws, regulations and internal rules. Documents are kept so that they can be retrieved and produced in response to a request from directors and corporate auditors.

3. REGULATIONS AND OTHER STRUCTURES REGARDING RISK MANAGEMENT FOR LOSSES

     (1) The occurrence of losses shall be proactively prevented based on regulations for risk management.

     (2) Should losses nevertheless arise, efforts shall be made to minimize damage (loss) based on standards for initial reaction.

     (3) In order to manage losses as a Group, comprehensively and in a unified fashion, a division responsible for integrated management will be created that will thoroughly cover all aspects globally.

4. SYSTEMS TO ENSURE APPROPRIATE COMPLIANCE WITH LAWS, AND ARTICLES OF INCORPORATION CONCERNING THE PERFORMANCE OF EMPLOYEE'S DUTIES

     (1) In order to thoroughly implement the "Ricoh Group CSR Charter " which sets forth the principles of corporate behavior with regard to CSR including compliance, and the "Ricoh Group Code of Conduct" which shows the general rules of conduct for Ricoh Group employees, the CSR Committee is in the process of setting up a "Hot Line" for reporting incidents and seeking advice, worldwide, and provides training. Every effort is being made to enhance compliance domestically and overseas.

     (2) Strengthening and enhancing internal controls

         Efforts are being made to improve business processes and construct a framework for standardized internal control throughout the entire Ricoh Group, with the goal of "complying with laws, norms and internal rules," "improvement of business effectiveness and efficiency" and "maintaining high reliability of financial reporting," including compliance to the section 404 of the Sarbanes-Oxley Act of 2002, and other relevant laws and regulations.

     (3) Internal auditing

         An internal auditing department shall perform fair and objective examination and evaluation of how each division is executing its business based on legal compliance and rational criteria, and provide advice or recommendation for improvement. .

5. SYSTEMS TO ENSURE CORRECT BUSINESS STANDARDS IN THE RICOH GROUP COMPOSED OF THE COMPANY AND ITS AFFILIATES

   Ricoh and each affiliate in the Ricoh Group shall devise a system that will ensure the adherence to correct business standards to improve business performance and enhance the prosperity of each Group company, while keeping mutual respect for their independence, as follows:

     (1) The Company's Board of Directors and the "Group Management Committee"
         (GMC) make decisions and perform management oversight for the Ricoh Group as a whole. To ensure the efficacy of such efforts, they establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

     (2) The "Ricoh Group Standard" (RGS) represents a set of common rules to be followed by the entire Group.

6. MATTERS REGARDING EMPLOYEES WHOM AUDITORS REQUEST TO ASSIST THEM IN THE PERFORMANCE OF THEIR DUTIES

   A system shall be established to assist work duties through directives from auditors, and to select employees who shall assist the auditors in their work.

7. MATTERS RELATED TO THE INDEPENDENCE OF AUDITORS' STAFF FROM DIRECTORS DESCRIBED IN NO.

   6 ABOVE

   When an employee (as in No. 6 above) assists auditors in their work, he or she shall not be subject to orders given by directors. In addition, decisions concerning personnel assessments or personnel changes regarding said employees shall be made only after hearing the opinions of the auditors.

8. SYSTEMS TO ENABLE DIRECTORS OR EMPLOYEES TO REPORT TO AUDITORS, AND OTHER SYSTEMS RELATED TO REPORTING TO AUDITORS

   Directors or employees shall report to auditors matters concerning laws and regulations, as well as "important matters decided by directors which affect the entire company," "the results of internal audits," "the status of reporting via the internal reporting system," and "matters which auditors have sought reports about."

9. SYSTEMS ESTABLISHED TO ENSURE THE EFFICACIOUS PERFORMANCE OF AUDITING RESPONSIBILITIES BY AUDITORS

   Auditors shall perform audits thoroughly by attending the board of directors meetings and management meetings, receiving reports on exercise of function from the directors and executive officers, reviewing important resolution documents, and investigating the status of operations of divisions and group companies.

                REFERENCE MATERIAL FOR EXERCISING VOTING RIGHTS

1. NUMBER OF VOTING RIGHTS OF ALL SHAREHOLDERS: 723,955

2. AGENDA AND INFORMATION:

AGENDA 1: APPROVAL OF THE PROPOSED APPROPRIATION OF RETAINED EARNINGS FOR THE FISCAL YEAR (April 1, 2005 to March 31, 2006)

The proposal for appropriation of retained earnings is described in the attached 106th Report (see page 28).

   Year-end cash dividends to shareholders for the current term will be paid at the rate of Yen 12.00 per share, up 2 yen from a year earlier, in consideration of our business results for the term, the strengthening of our corporate structure and the expansion of business in the future.

   Including interim cash dividends for the current term, shareholders will earn a total of Yen 24.00 per share in cash dividends.

   With regard to directors' bonuses for the period under review, we would like to pay bonuses amounting to a total of Yen 135.7 million to the eleven
(11) directors as of the year-end, considering the Company's business performance and other factors.

AGENDA 2: PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

(1) REASONS FOR CHANGE

   The "Corporation Law" (2005 Law No. 86) and the "Law Concerning the Development of Laws Related to the Enforcement of the Corporation Law" (Law No. 87, 2005) will come into force on May 1, 2006, and accordingly we shall make the following amendments with respect to the matters that will be allowed under the provisions of the Articles of Incorporation.

(1) Article 10 of the Proposed Amendments (Rights Concerning Less-Than-One-Unit Shares):

    This Article sets forth the rights which the shareholders may exercise with respect to shares of less than one unit.

(2) Article 18 of the Proposed Amendments (Disclosure and Deemed Provision of Reference Materials for General Meeting of Shareholders via the Internet):

    This Article enables the Company, in calling the general meeting of shareholders, to disclose the reference materials for the general meeting of shareholders and other documents by using the Internet, to make it more convenient for our shareholders to obtain information.

(3) Article 28 of the Proposed Amendments (Omission of Resolution of Board of Directors):

    This Article enables so-called written resolution of the Board of Directors provided for in Article 370 of the "Corporation Law" to increase the responsiveness and efficiency of the management of the Board of Directors.

(4) Articles 30 (Exemption of Liability of Outside Directors) and 39 (Exemption of Liability of Outside Corporate Auditors) of the Proposed Amendments:

    These Articles are enable the Company to enter into an agreement regarding limitation of liability with outside directors and outside corporate auditors so that the Company can continue to invite highly independent and skilled people who are suitable for the position of an outside director and outside corporate auditor. All members of the Board of Auditors have already approved the proposed amendment in Article 30.

(5) Articles 4 (Organizations) and 7 (Issue of Share Certificates) of the Proposed Amendments are newly established with respect to the matters for which new provisions must be made in the Articles of Incorporation pursuant to the provision of the Corporation Law.

(6) Necessary amendments are made to use the clauses quoted from the Corporation Law and the terms amended under the Corporation Law, in addition to partial amendments of expression, correction of phrases and adjusting article numbers with addition and subtraction of articles.

(2) DETAILS OF AMENDMENTS TO THE ARTICLES OF INCORPORATION:

The details of amendments are as follows:
                                    (Underlined portions indicate the changes.)

 =================================
 Current Articles of Incorporation                    ===================================
                                                      Proposed provisions after amendment
 =================================                    ===================================

   CHAPTER I. GENERAL PROVISIONS                         CHAPTER I. GENERAL PROVISIONS

(Trade Name)                                         (Trade Name)

   Article 1. The name of the                           Article 1. The name of the Company
Company is Kabushiki Kaisha Ricoh                    is Kabushiki Kaisha Ricoh and is
and is written RICOH COMPANY, LTD.                   expressed RICOH COMPANY, LTD. in
       -------                                       ---------
in English.                                          English.

(Location of Head Office)                            (Unchanged)
-------------------------
   Article 2. The head office of the
Company is to be located in Ohta-ku,
Tokyo.

(Objectives)                                         (Unchanged)
------------
   Article 3. The objectives of the
Company are to engage in the
following businesses:

   1. - 9. (Omitted)

(Newly established)                                  (Organizations)
                                                     ---------------
                                                        Article 4. In addition to the
                                                        -----------------------------
                                                     general meeting of shareholders
                                                     -------------------------------
                                                     and directors, the Company shall
                                                     --------------------------------
                                                     establish the following
                                                     -----------------------
                                                     organizations:
                                                     --------------
                                                        i) Board of Directors;
                                                        ----------------------
                                                        ii) Corporate Auditors;
                                                        -----------------------
                                                        iii) Board of Corporate
                                                        -----------------------
                                                        Auditors; and
                                                        -------------
                                                        iv) Accounting Auditors.
                                                        ------------------------

(Public Notices)                                     (Method of Public Notices)
                                                     ----------
   Article 4. Public notices of the                  Article 5. Public notices of the
           --                                                --
   Company shall appear in the Nihon                 Company shall appear in the Nihon
Keizai Shimbun published in Tokyo.                   Keizai Shimbun.
               ------------------

         CHAPTER II. SHARES                                   CHAPTER II. SHARES

(Total Number of Shares to be                        (Total Number of Issuable shares)
                 ------------                                         ---------------
Issued and Types of Share
-------------------------
Certificates)
-------------

   Article 5. The total number of                    Article 6. The total number of
           -                                                 -
shares to be issued by the Company                   issuable shares by the Company is
-------------------                                  ---------------
is one billion and five hundred                      one billion and five hundred million
million (1,500,000,000) shares. If                   (1,500,000,000) shares. (Deleted)
                                --
any shares are cancelled, the
-----------------------------
number of shares so cancelled shall
-----------------------------------
be deducted from the total number
---------------------------------
of shares to be issued.
-----------------------

  =================================      ===================================
  Current Articles of Incorporation      Proposed provisions after amendment
  =================================      ===================================

    2. The types of share                   (Deleted)
    ---------------------
certificates to be issued by the
--------------------------------
Company shall be subject to the
-------------------------------
Share Handling Regulations
--------------------------
established by the Board of
---------------------------
Directors.
----------

(Newly established)                     (Issuance of Share Certificates)
                                        --------------------------------
                                            Article 7. The Company shall issue
                                            ----------------------------------
                                        share certificates for the shares.
                                        ----------------------------------

(Purchase of Treasury Stocks)           (Purchase of Treasury Stocks)

    Article 6. The Company may              Article 8. The Company may acquire
            -                                       -                 -------
purchase the shares of its own stocks   the shares of its own stocks by a
--------                                resolution of the Board of Directors
by a resolution of the Board of         pursuant to Paragraph 2, Article 165
Directors pursuant to Paragraph 1,                  ------------------------
                      ------------      of the Corporation Law.
Item 2 of Article 211-3 of the          -----------------------
------------------------------
Commercial Code.
----------------

(Number of Shares Constituting One      (Number of Shares Constituting One
Unit and Non-Issuance of Certificates   Unit and Non-Issuance of Certificates
for Less-Than-One-Unit Shares)          for Less-Than-One-Unit Shares)

    Article 7. The number of shares     Article 9.
            -                                   -
constituting one unit of shares of the      1. The number of shares
  Company shall be one thousand             --
  (1,000) shares.                       constituting one unit of shares of the
                                        Company shall be one thousand (1,000)
                                        shares. (Small change in Japanese)
    2. The Company shall not issue any      2. Notwithstanding the provisions
certificates for shares constituting           ------------------------------
                 -------------------    of Article 7, the Company shall not
less than one unit of shares            -------------
----------------------------            issue any certificates for
(hereinafter referred to as             less-than-one-unit shares, unless
---------------------------             --------------------------
"less-than-one-unit shares"), unless    otherwise provided for in the Share
-----------------------------           Handling Regulations.
otherwise provided for in the Share
Handling Regulations.

(Newly established)                     (Rights Concerning Less-Than-One-Unit
                                        -------------------------------------
                                        Shares)
                                        -------
                                            Article 10. A shareholder
                                            -------------------------
                                        (including the beneficial shareholder;
                                        --------------------------------------
                                        the same applies hereinafter) of the
                                        ------------------------------------
                                        Company shall not exercise any rights
                                        -------------------------------------
                                        other than those described below with
                                        -------------------------------------
                                        respect to the less-than-one-unit
                                        ---------------------------------
                                        shares held by it.
                                        ------------------
                                              i) Right described in each Item
                                              -------------------------------
                                                 of Paragraph 2, Article 189
                                                 ----------------------------
                                                 of the Corporation Law.
                                                 -----------------------
                                             ii) Right to make a request under
                                             ---------------------------------
                                                 the provision of Paragraph 1,
                                                 -----------------------------
                                                 Article 166 of the Corporation
                                                 ------------------------------
                                                 Law.
                                                 ----
                                            iii) Right to receive allocation
                                                 ---------------------------
                                                 of offered shares and
                                                 ---------------------
                                                 allocation of offered stock
                                                 ---------------------------
                                                 purchase warrants in
                                                 --------------------
                                                 accordance with the number of
                                                 -----------------------------
                                                 shares held by the
                                                 ------------------
                                                 shareholder.
                                                 ------------
                                             iv) Right to make a request
                                             ---------------------------
                                                 provided for in the following
                                                 -----------------------------
                                                 Article.
                                                 --------

  =================================           ===================================
  Current Articles of Incorporation           Proposed provisions after amendment
  =================================           ===================================

(Sale of Shares Constituting                 (Sale of Shares Constituting
Less-Than-One-Unit Shares to                 Less-Than-One-Unit Shares to
Constitute One Unit)                         Constitute One Unit)

   Article 8. A shareholder                     Article 11. A shareholder of the
           -                                            --
(including the beneficial                    Company may request that the Company
-------------------------                    sell such number of shares as may,
shareholder; the same applies                together with the number of
-----------------------------                              ---
hereinafter) who holds                       less-than-one-unit shares held by
----------------------                                                 -------
less-than-one-unit shares of the             the shareholder, constitute one unit
-------------------------                    ---------------
Company, may request that the Company        of shares, in accordance with the
sell such number of shares as may,           Share Handling Regulations.
together with such number of
              ----
less-than-one-unit shares, constitute
one unit of shares, in accordance with
the Share Handling Regulations.

(Transfer Agent)                             (Custodian of Register of Shareholders)
----------------                             --------------------------------------

   Article 9. The Company shall have            Article 12.
           -                                            --
a transfer agent for its shares.                1. The Company shall have a
--------------------------------                -                         -
                                             custodian of the register of
                                             ----------------------------
                                             shareholders.
                                             -------------

   2. The transfer agent and its                2. The custodian of the register
      ------------------                           -----------------------------
business office shall be determined by       of shareholders and its business
resolution of the Board of Directors         ---------------
and public notice shall be given             office shall be determined by
thereof.                                     resolution of the Board of Directors
                                             and public notice shall be given
                                             thereof.

   3. The register of shareholders              3. The register of shareholders
(including the register of beneficial        (including the register of beneficial
shareholders; the same applies               shareholders; the same
hereinafter) and the register of the         applies hereinafter), the register
lost share certificates                                            ------------
of the Company shall be                      of stock purchase warrants and the
kept at the business office of the           --------------------------
----------------------------------           register of the lost share
transfer agent. All business                 certificates of the Company shall be
----------------------------                 prepared and kept, and all other
pertaining to the shares of the              --------------------------------
-------------------------------              business pertaining to the register
Company, such as the registration of         -----------------------------------
------------------------------------         of shareholders, the register of
a transfer of shares and the                 --------------------------------
----------------------------                 stock purchase warrants and the
purchase and sale of                         -------------------------------
--------------------                         register of the lost share
less-than-one-unit shares, shall be          --------------------------
-----------------------------------          certificates shall be handled by the
handled by the transfer agent and            ------------------------------------
-----------------------------                custodian of the register of
not by the Company.                          ----------------------------
                                             shareholders and not by the Company.
                                             ------------

(Share Handling Regulations)                 (Share Handling Regulations)

   Article 10. The registration of a            Article 13. The business and the
           --  ----------------------                   --  --------------------
transfer of shares, the registration         service changes pertaining to the
------------------------------------         ---------------
of the lost share certificates, the          shares of the Company shall be
-----------------------------------          subject to laws, ordinances or these
purchase and sale of                                    -------------------------
--------------------                         Articles of Incorporation and the
less-than-one-unit shares by the             -----------------------------
--------------------------------             Share Handling Regulations established
Company, and other business                  by the Board of Directors.
---------------------------
pertaining to the shares of the
Company shall be subject to the Share
Handling Regulations established by
the Board of Directors.

  =================================            ===================================
  Current Articles of Incorporation            Proposed provisions after amendment
  =================================            ===================================

(Record Date)                                 (Deleted)
-------------
Article 11. The Company shall deem the
--------------------------------------
shareholders (including the beneficial
--------------------------------------
shareholders; the same applies
------------------------------
hereinafter) appearing or recorded in
-------------------------------------
the final register of shareholders as
-------------------------------------
of the accounts closing date for each
-------------------------------------
business year to be the shareholders
------------------------------------
entitled to exercise the shareholders'
-------------------------------------
rights at the ordinary general meeting
--------------------------------------
of shareholders concerning such
-------------------------------
business year.
--------------

   2. In addition to the preceding
   -------------------------------
paragraph, whenever necessary, upon
-----------------------------------
giving prior public notice in
-----------------------------
accordance with the resolution of the
-------------------------------------
Board of Directors, the Company may
-----------------------------------
deem the shareholders or registered
-----------------------------------
pledgees appearing or recorded in the
-------------------------------------
register of shareholders as of a
--------------------------------
certain fixed date to be the
----------------------------
shareholders or registered pledgees
-----------------------------------
entitled to exercise their rights.
----------------------------------

   CHAPTER III. GENERAL MEETING OF               CHAPTER III. GENERAL MEETING OF
             SHAREHOLDERS                                  SHAREHOLDERS

(Calling of Meeting)                          (Calling of Meeting)

   Article 12. The ordinary general              Article 14.
           --                                            --
meeting of shareholders shall be                 (Unchanged)
called in June each year and an
extraordinary general meeting of
shareholders shall be called as the
necessity arises.

   2. A general meeting of shareholders          (Deleted)
   ------------------------------------
shall be called by a Representative
-----------------------------------
Director previously appointed by the
------------------------------------
resolution of the Board of Directors.
-------------------------------------

   3. In the event that the                      (Deleted)
   ------------------------
Representative Director as appointed
------------------------------------
above is unable to act, one of the
----------------------------------
other directors shall call such
-------------------------------
meeting in the order determined in
----------------------------------
advance by resolution of the Board of
-------------------------------------
Directors.
----------

(Newly established)                           (Record Date of General Meeting of
                                              ----------------------------------
                                              Shareholders)
                                              -------------
                                                 Article 15. The record date of
                                                 ------------------------------
                                              voting rights for the Company's
                                              -------------------------------
                                              general meeting of shareholders
                                              -------------------------------
                                              shall be March 31 every year.
                                              -----------------------------

=====================================        ===================================
  Current Articles of Incorporation          Proposed provisions after amendment
=====================================        ===================================

(Exercise of Voting Rights by Proxy)        (Exercise of Voting Rights by Proxy)

   Article 13. A shareholder may               Article 16.
           --                                          --
exercise his voting rights by proxy            1. A shareholder may exercise his
who shall be another shareholder of         voting rights by proxy who shall be
the Company entitled to vote.               another shareholder of the Company
            -----------------               that has voting rights.
                                            -----------------------

   2. Such shareholder or proxy shall          2. Such shareholder or proxy shall
submit a power of attorney to the           submit a document certifying the
Company.                                             -----------------------
                                            power of attorney to the Company for
                                                                             ---
                                            each general meeting of shareholders.
                                            -------------------------------------

(Chairman)                                  (Person with the Right to Call the
                                            ----------------------------------
                                            Meeting and Chairman)
                                            -----------

   Article 14. A Representative                Article 17.
   ----------------------------                -----------
Director previously appointed by               1. A meeting of the shareholders
--------------------------------               --------------------------------
resolution of the Board of Directors        shall be called and presided over by
------------------------------------        ------------------------------------
shall preside over a general meeting        a Representative Director previously
------------------------------------        ------------------------------------
of shareholders. In the event that          appointed by the Board of Directors.
----------------------------------          ------------------------------------
the Representative Director is unable          2. In case the Representative
-------------------------------------          -----------------------------
to act, one of the other directors          Director is unable to act, one of the
----------------------------------          -------------------------------------
shall act in his place in the order         other directors shall call and
-----------------------------------         ------------------------------
determined in advance by resolution         preside over the meeting of the
-----------------------------------         -------------------------------
of the Board of Directors.                  shareholders in accordance with the
--------------------------                  -----------------------------------
                                            order determined in advance by
                                            ------------------------------
                                            resolution of the Board of Directors.
                                            -------------------------------------

(Newly established)                         (Disclosure and Deemed Provision of
                                            -----------------------------------
                                            Reference Materials for General
                                            -------------------------------
                                            Meeting of Shareholders via the
                                            -------------------------------
                                            Internet)
                                            ---------

                                               Article 18. In calling the general
                                               ----------------------------------
                                            meeting of shareholders, the Company
                                            ------------------------------------
                                            may deem that the information
                                            -----------------------------
                                            regarding the matters which should be
                                            -------------------------------------
                                            described or shown in the reference
                                            -----------------------------------
                                            materials for the general meeting of
                                            ------------------------------------
                                            shareholders, business reports,
                                            -------------------------------
                                            financial documents and consolidated
                                            ------------------------------------
                                            financial documents have been
                                            -----------------------------
                                            provided to the shareholders by
                                            -------------------------------
                                            disclosing them via the Internet in
                                            -----------------------------------
                                            accordance with the Ministerial
                                            -------------------------------
                                            Ordinance of the Ministry of Justice.
                                            -------------------------------------

(Method of Adopting Resolutions)            (Method of Adopting Resolutions)

   Article 15. Except as otherwise             Article 19.
           --                                          --
provided for in laws, ordinances or            1. Except as otherwise provided
these Articles of Incorporation,               --
resolutions at a general meeting of         for in laws, ordinances or these
shareholders shall be adopted by a          Articles of Incorporation,
majority of the votes of the                resolutions at a general meeting of
shareholders present thereat.               shareholders shall be adopted by a
                                            majority of the votes of the
                                            shareholders present thereat who
                                                                         ---
                                            are entitled to vote.
                                            ---------------------

   2. Special resolutions provided             2. Resolutions provided for in
      -------                               Paragraph 2, Article 309 of the
for in Article 343 of the Commercial        -------------------------------
       -----------------------------        Corporation Law shall be adopted by
Code shall be adopted by the vote of        ---------------
----                                        the vote of the shareholders not less
the shareholders not less than              than two-thirds (2/3) of those
two-thirds (2/3) of those present at        present at the meeting whereby not
the meeting whereby one-third                                              ---
(1/3) of voting rights of all the           less than one-third (1/3) of voting
                          ---               ---------
shareholders shall constitute a             rights of the shareholders entitled
quorum.                                                                --------
                                            to exercise voting rights shall
                                            -------------------------
                                            constitute a quorum.

  ======================-===========          ===================================
  Current Articles of Incorporation           Proposed provisions after amendment
  ======================-===========          =======================-===========

(Minutes)                                    (Minutes)

   Article 16. The proceedings in               Article 20. The proceedings in
           --                                           --
outline and the resultant actions            outline, the resultant actions taken
taken at a general meeting of                and other matters subject to
shareholders shall be entered in the         ----------------------------
minutes, which shall bear the names          laws and ordinances at a general
and seals of the chairman of the             -------------------
meeting and the directors present and        meeting of shareholders shall be
shall be kept by the Company.                entered in the minutes, which shall
                                             bear the names and seals of the
                                             chairman of the meeting and the
                                             directors present and shall be kept by
                                             the Company.

  CHAPTER IV. DIRECTORS AND BOARD OF           CHAPTER IV. DIRECTORS AND BOARD OF
              DIRECTORS                                    DIRECTORS

(Number)                                     (Number)

   Article 17. The Company shall have           Article 21. The Company shall have
           --                                           --
not more than fifteen (15) directors.        not more than fifteen (15) directors.
                                             (Small change in Japanese)

(Election)                                   (Election)

   Article 18. Directors shall be               Article 22.
           --                                           --
elected at a general meeting of                 1. (Unchanged)
shareholders.                                   --

2. Resolutions for the election under           2. Resolutions for the election
                                -----        of directors shall be adopted by a
the preceding paragraph shall be             ------------
-----------------------                      majority of the votes of the
adopted by a majority of the votes of        shareholders present who hold not less
the shareholders present who hold not        than one-third (1/3) of the voting
less than one-third (1/3) of the             rights of the shareholders entitled
voting rights of all the                                                --------
                 ---                         to exercise voting rights.
shareholders.                                -------------------------

3. Cumulative voting shall not be used          3. (Unchanged)
for the adoption of resolutions for
the election of directors.

(Term of Office)                             (Term of Office)

   Article 19. The term of office of            Article 23.
           --                                           --
directors shall be until the close of           1. The term of office of directors
the ordinary general meeting of                 --
shareholders relating to the last            shall be until the close of the
accounts closing date occurring within       ordinary general meeting of
-------------------------------              shareholders relating to the last
two (2) years after their assumption         fiscal year ending within two (2)
                          ----------         years after their election.
of office; provided, however, that the          2. The term of office of a
--------------------------------------          --------------------------
term of office of a director elected         director elected to fill a vacancy
------------------------------------         ----------------------------------
to fill a vacancy or by reason of            of a director who has resigned
---------------------------------            ------------------------------
an increase in the number of directors       before the completion of his/her
--------------------------------------       --------------------------------
shall be for the remaining balance of        term, or elected to increase the
-------------------------------------        --------------------------------
the term of office of the other              number of directors, shall be for
-------------------------------              ---------------------------------
directors currently in office.               the remaining balance of the term
------------------------------               ---------------------------------
                                             of office of the other directors
                                             --------------------------------
                                             currently in office.
                                             --------------------

   =================================      ===================================
   Current Articles of Incorporation      Proposed provisions after amendment
   =================================      ===================================

(Filling of Vacancy)                    (Deleted)
--------------------

    Article 20. In the event of any
    -------------------------------
vacancy occurring in the office of
----------------------------------
directors, no election to fill such
-----------------------------------
vacancy may be held, if the number of
-------------------------------------
the remaining directors is not short
------------------------------------
of the statutory number.
------------------------

(Representative Directors)              (Representative Directors)

    Article 21. One (1) or more             Article 24. Representative
            --  ---------------                     --
representative directors shall be       Directors shall be elected by
appointed by resolution of the Board                       -------
---------                               resolution of the Board of Directors.
of Directors.

(Calling of Meetings of Board of        (Person with the Right to Call the
--------------------------------        ----------------------------------
Directors; Chairman; Resolutions)       Meeting of Board of Directors and
---------------------------------       ---------------------------------
    Article 22. The Board of Directors  Chairman)
            --  ----------------------  ---------
shall decide important matters              Article 25.
------------------------------                      --
concerning the execution of business        (Deleted)
------------------------------------        1. A meeting of the Board of
and affairs of the Company as well as       ----------------------------
-------------------------------------   Directors shall be called and presided
such matters as are provided for in     --------------------------------------
-----------------------------------     over by a Director previously
laws and ordinances.                    -----------------------------
--------------------                    appointed by the Board of Directors.
                                        ------------------------------------

    2. A meeting of the Board of            2. In case the Director is unable
       -------------------------        to act, one of the other directors
Directors shall be called and presided  shall call and preside over the
--------------------------------------        -------------------------
over by a Director previously           meeting of the Board of Directors in
-----------------------------           ------------------------------------
appointed by the Board of Directors.    accordance with the order determined
------------------------------------    ---------------
In case the Director is unable to act,  in advance by resolution of the Board
one of the other directors shall act    of Directors.
in his place in the order determined
------------
in advance by resolution of the Board
of Directors.

    3. Notice of a meeting of the           (Deleted)
    -----------------------------
Board of Directors shall be dispatched
--------------------------------------
to each director and each corporate
-----------------------------------
auditor three (3) days before the date
--------------------------------------
of the meeting; provided, however,
----------------------------------
that such meeting may be held without
-------------------------------------
going through the procedure for
-------------------------------
calling if so agreed by all the
-------------------------------
directors and the corporate auditors.
-------------------------------------

    4. Resolutions at a meeting of the      (Deleted)
    ----------------------------------
Board of Directors shall be adopted by
--------------------------------------
a majority of the directors present
-----------------------------------
who shall constitute a majority of the
--------------------------------------
total number of directors.
--------------------------

(Newly established)
                                        (Calling Meetings of Board of
                                        -----------------------------
                                        Directors)
                                        ----------
                                            Article 26.
                                            -----------
                                            1. Notice of a meeting of the
                                            -----------------------------
                                        Board of Directors shall be dispatched
                                        --------------------------------------
                                        to each director and each corporate
                                        -----------------------------------
                                        auditor three (3) days before the date
                                        --------------------------------------
                                        of the meeting; provided, however,
                                        ----------------------------------
                                        that such period may be shortened in
                                        ------------------------------------
                                        case of emergency.
                                        ------------------
                                            2. A meeting of the Board of
                                            ----------------------------
                                        Directors may be held without going
                                        -----------------------------------
                                        through the procedure for calling, if
                                        -------------------------------------
                                        so agreed by all the directors and the
                                        --------------------------------------
                                        corporate auditors.
                                        -------------------

============================================    ==========================================
     Current Articles of Incorporation             Proposed provisions after amendment
============================================    ==========================================

   (Newly established)                            (Resolutions of Meetings of Board of
                                                  ------------------------------------
                                                  Directors)
                                                  ----------
                                                   Article 27.
                                                   -----------

                                                   1. The Board of Directors shall
                                                   -------------------------------
                                                  decide important matters concerning
                                                  -----------------------------------
                                                  the execution of business and affairs
                                                  -------------------------------------
                                                  of the Company as well as such matters
                                                  --------------------------------------
                                                  as are provided for in laws and
                                                  -------------------------------
                                                  ordinances.
                                                  -----------

                                                   2. Resolutions at a meeting of the
                                                   ----------------------------------
                                                  Board of Directors shall be adopted by
                                                  --------------------------------------
                                                  a majority of the directors present
                                                  -----------------------------------
                                                  who shall constitute a majority of the
                                                  --------------------------------------
                                                  total number of directors.
                                                  --------------------------

   (Newly established)                            (Omission of Resolution of Board of
                                                  -----------------------------------
                                                  Directors)
                                                  ----------

                                                   Article 28. The Company shall deem
                                                   ----------------------------------
                                                  that the resolution of the Board of
                                                  -----------------------------------
                                                  Directors has been adopted if the
                                                  ---------------------------------
                                                  requirements under Article 370 of the
                                                  -------------------------------------
                                                  Corporation Law are satisfied.
                                                  ------------------------------

   (Remuneration)                                 (Remuneration and other interests)
                                                                --------------------

   Article 23. Remuneration of directors           Article 29. Remuneration and bonus
           --                  ---------                   --              ----------
   shall be determined by resolution at a         of directors and other property
   general meeting of shareholders.               -------------------------------
                                                  interests received by the directors
                                                  -----------------------------------
                                                  from the Company in consideration of
                                                  ------------------------------------
                                                  the performance of their duties
                                                  -------------------------------
                                                  (hereinafter referred to as the
                                                  -------------------------------
                                                  "Remuneration") shall be determined by
                                                  ---------------
                                                  resolution at a general meeting of
                                                  shareholders.

   (Newly established)                            (Exemption of Liability of Outside
                                                  ----------------------------------
                                                  Directors)
                                                  ----------

                                                   Article 30. The Company may enter
                                                   ---------------------------------
                                                  into an agreement with outside
                                                  ------------------------------
                                                  directors under which their liability
                                                  -------------------------------------
                                                  for damages due to the failure in
                                                  ---------------------------------
                                                  performing their duties shall
                                                  -----------------------------
                                                  be limited in accordance with the
                                                  ---------------------------------
                                                  provisions of Paragraph 1, Article 427
                                                  --------------------------------------
                                                  of the Corporation Law; provided,
                                                  ---------------------------------
                                                  however, that the limit of liability
                                                  ------------------------------------
                                                  under such agreement shall be the
                                                  ---------------------------------
                                                  higher of the predetermined amount of
                                                  -------------------------------------
                                                  not less than ten million (10,000,000)
                                                  --------------------------------------
                                                  yen, or the amount provided for under
                                                  -------------------------------------
                                                  the laws and ordinances.
                                                  ------------------------

       CHAPTER V. CORPORATE AUDITORS                  CHAPTER V. CORPORATE AUDITORS
      AND BOARD OF CORPORATE AUDITORS                AND BOARD OF CORPORATE AUDITORS

   (Number)                                       (Number)

    Article 24. The Company shall have             Article 31. The Company shall have
            --                                             --
   not more than five (5) corporate               not more than five (5) corporate
   auditors.                                      auditors. (Small change in Japanese)

============================================    ============================================
     Current Articles of Incorporation              Proposed provisions after amendment
============================================    ============================================

   (Election)
                                                  (Election)

    Article 25. Corporate auditors                  Article 32.
            --                                              --
   shall be elected at a general meeting            1. (Unchanged)
 of shareholders.                                   --
    2. Resolutions for the election                 2. Resolutions for the election
 under the preceding paragraph shall be           of corporate auditors shall be adopted
 -----------------------------                      -------------------
 adopted by a majority of the votes of            by a majority of the votes of the
 the shareholders present who hold not            shareholders present who hold not less
 less than one-third (1/3) of the                 than one-third (1/3) of the voting
 voting rights of all the shareholders.           rights of the shareholders entitled
                  ---                                                        --------
                                                  to exercise voting rights.
                                                  --------------------------

   (Term of Office)                               (Term of Office)

    Article 26. The term of office of               Article 33.
            --                                              --
    corporate auditors shall beuntil                1. The term of office of corporate
 the close of the ordinary general                  --
 meeting of shareholders relating to              auditors shall be until the close of
 the last accounts closing date                   the ordinary general meeting of
          ---------------------                   shareholders relating to the last
 occurring within four (4) years after            fiscal year ending within four (4)
 ---------                                        ------------------
 their assumption of office; provided,            years after their assumption of office.
                             ---------              2. The term of office of a
 however, that the term of office of a              --------------------------
 -------------------------------------            corporate auditor elected to fill a
 corporate auditor elected to fill a              -----------------------------------
 -----------------------------------              vacancy of an auditor resigned
 vacancy shall be for the remaining               ------------------------------
 ----------------------------------               before the completion of the term
 balance of the term of office of the             ---------------------------------
 ------------------------------------             shall be for the remaining balance of
 retired corporate auditor.                       -------------------------------------
 --------------------------                       the term of office of the retired
                                                  ---------------------------------
                                                  corporate auditor.
                                                  ------------------

   (Filling of Vacancy)                           (Deleted)
   --------------------

    Article 27. In the event of any
    -------------------------------
   vacancy occurring in the office of
   ----------------------------------
   corporate auditors, no election to
   ----------------------------------
   fill such vacancy may be held, if the
   -------------------------------------
   number of the remaining corporate
   ---------------------------------
   auditors is not short of the statutory
   --------------------------------------
   number.
   -------

  =================================           ===================================
  Current Articles of Incorporation           Proposed provisions after amendment
  =================================           ===================================

(Calling of Meetings of Board of             (Person with the Right to Call the
 -------------------                          -----------------------------------
Corporate Auditors; Resolutions)             Meeting of Board of Corporate Auditors)
                    -----------              -------

   Article 28. The Board of Corporate           Article 34.
           --  ----------------------                   --
Auditors shall decide matters                   (Deleted)
-----------------------------
concerning the audit policy, the
--------------------------------
methods for investigating the state of
--------------------------------------
the business and property and the
---------------------------------
execution of other duties of corporate
--------------------------------------
auditors as well as such matters as
-----------------------------------
are provided for in laws and
----------------------------
ordinances.
-----------

   2. A meeting of the Board of                 A meeting of the Board of Corporate
   -                                         Auditors shall be called by each
Corporate Auditors shall be called by        corporate auditor.
each corporate auditor.

   3. Notice of a meeting of the Board          (Deleted)
   -----------------------------------
of Corporate Auditors shall be
------------------------------
dispatched to each corporate auditor
------------------------------------
three (3) days before the date of the
-------------------------------------
meeting; provided, however, that such
-------------------------------------
meeting may be held without going
---------------------------------
through the procedure for calling if
------------------------------------
so agreed by all the corporate
------------------------------
auditors.
---------

   4. Except as otherwise provided for          (Deleted)
   -----------------------------------
in laws or ordinances, resolutions at
-------------------------------------
a meeting of the Board of Corporate
-----------------------------------
Auditors shall be adopted by a
------------------------------
majority of the corporate auditors.
-----------------------------------

(Newly established)                          (Calling Meetings of Board of
                                              ----------------------------
                                             Corporate Auditors)
                                             ------------------
                                                Article 35.
                                                -----------
                                                1. Notice of a meeting of the Board
                                                -----------------------------------
                                             of Corporate Auditors shall be
                                             ------------------------------
                                             dispatched to each corporate auditor
                                             ------------------------------------
                                             three (3) days before the date of the
                                             -------------------------------------
                                             meeting; provided, however, that such
                                             -------------------------------------
                                             period may be shortened in case of
                                             ----------------------------------
                                             emergency.
                                             ----------
                                                2. A meeting of the Board of
                                                ----------------------------
                                             Corporate Auditors may be held without
                                             --------------------------------------
                                             going through the procedure for
                                             -------------------------------
                                             calling, if so agreed by all the
                                             --------------------------------
                                             corporate auditors.
                                             -------------------

                                             (Resolutions of Meetings of Board of
(Newly established)                           -----------------------------------
                                             Corporate Auditors)
                                             ------------------
                                                Article 36.
                                                -----------
                                                1. The Board of Corporate Auditors
                                                ----------------------------------
                                             shall decide matters concerning the
                                             -----------------------------------
                                             audit policy, the methods for
                                             -----------------------------
                                             investigating the state of the
                                             ------------------------------
                                             business and property and the
                                             -----------------------------
                                             execution of other duties of corporate
                                             --------------------------------------
                                             auditors as well as such matters as
                                             -----------------------------------
                                             are provided for in laws and
                                             ----------------------------
                                             ordinances.
                                             -----------
                                                2. Except as otherwise provided for
                                             --------------------------------------
                                             in laws or ordinances, resolutions at
                                             -------------------------------------
                                             a meeting of the Board of Corporate
                                             -----------------------------------
                                             Auditors shall be adopted by a
                                             ------------------------------
                                             majority of the corporate auditors.
                                             -----------------------------------

  =================================      ===================================
  Current Articles of Incorporation      Proposed provisions after amendment
  =================================      ===================================

(Full-Time Corporate Auditor)           (Full-Time Corporate Auditor)

    Article 29. The corporate auditors      Article 37. A full-time corporate
    ----------------------------------      ---------------------------------
shall appoint a full-time corporate     auditor or auditors shall be elected
-----------------------------------     ------------------------------------
auditor or auditors from among their    by resolution of the Board of
------------------------------------    -----------------------------
number.                                 Corporate Auditors.
-------                                 -------------------

(Remuneration)                          (Remuneration and other interests)

Article 30. Remuneration of corporate   Article 38. Remuneration and other
        --                                      --                   -----
auditors shall be determined by         interests of corporate auditors shall
resolution at a general meeting of      ---------
shareholders.                           be determined by resolution at a
                                        general meeting of shareholders.

(Newly established)                     (Exemption of Liability of Outside
                                        ----------------------------------
                                        Corporate Auditors)
                                        -------------------

                                            Article 39. The Company may enter
                                            ---------------------------------
                                        into an agreement with outside
                                        ------------------------------
                                        corporate auditors under which their
                                        ------------------------------------
                                        liability for damages due to the
                                        --------------------------------
                                        failure in performing their duties
                                        ----------------------------------
                                        shall be limited in accordance with
                                        -----------------------------------
                                        the provisions of Paragraph 1, Article
                                        --------------------------------------
                                        427 of the Corporation Law; provided,
                                        -------------------------------------
                                        however, that the limit of liability
                                        ------------------------------------
                                        under such agreement shall be the
                                        ---------------------------------
                                        higher of the predetermined amount not
                                        --------------------------------------
                                        less than five million (5,000,000)
                                        ----------------------------------
                                        yen, or the amount provided for under
                                        -------------------------------------
                                        the laws or regulations.
                                        ------------------------

         CHAPTER VI. ACCOUNTS                    CHAPTER VI. ACCOUNTS

(Business Year; Accounts Closing Date)  (Fiscal Year)
 ------------------------------------    -----------
    Article 31. The business year of        Article 40. The fiscal year of the
            --      --------                        --      ------
the Company shall be from April 1 of    Company shall be one year from April 1
each year to March 31 of the following                   --------
year and the last day of each business  of each year to March 31 of the
     ---------------------------------  following year.
year shall be the accounts closing
----------------------------------
date.
-----

(Dividends)                             (Record Date for Dividends at Fiscal
-----------                             ------------------------------------
                                        Year End)
                                        ---------
    Article 32. Dividends shall be          Article 41. The record date for the
            --  ------------------                  --  -----------------------
paid to the shareholders and            dividends to be paid by the Company at
----------------------------            --------------------------------------
registered pledgees appearing or        the end of fiscal year shall be March
--------------------------------        -------------------------------
recorded in the final register of       31 of each year.
---------------------------------
shareholders as of March 31 of each
------------------
year.

(Interim Dividends)                     (Interim Dividends)

    Article 33. The Company may, by         Article 42. The Company may, by
            --                                      --
resolution of the Board of Directors,   resolution of the Board of Directors,
make cash distribution as provided for  pay interim dividends by regarding
--------------------------------------  ----------------------------------
in Article 293-5 of the Commercial      September 30 of each year as the
----------------------------------                                ------
Code of Japan ("interim dividends") to  record date.
--------------------------------------  -----------
the shareholders or registered
------------------------------
pledgees appearing or recorded in the
-------------------------------------
final register of shareholders as of
------------------------------------
September 30 of each year.

=========================================    ========================================
   Current Articles of Incorporation           Proposed provisions after amendment
=========================================    ========================================

(Period of Limitations)                      (Period of Limitations for Dividends)

   Article 34. The Company shall be             Article 43. The Company shall be
           --                                           --
relieved from the obligation to pay          relieved from the obligation to pay
any dividend or interim dividend if          any property available for
    ----------------------------                 ----------------------
such any dividend or interim dividend        distribution if such property
     --------------------------------        ------------         --------
remains unreceived after the lapse of        available for distribution is cash and
three (3) full years from the date on        --------------------------------------
which the same became due and payable.       still remains unreceived after the
                                             -----
                                             lapse of three (3) full years from the
                                             date on which the same became due and
                                             payable.

AGENDA 3: ELECTION OF ELEVEN (11) DIRECTORS

As the tenure of office of ten (10) directors will expire at the end of this General Meeting of Shareholders, the Company proposes the appointment of eleven
(11) directors at this meeting.

   The candidates for directors are as follows:

                                  Brief personal profile
                              (the other company's name and
                                position thereof when the
                              candidate is a representative       Number of the
            Name              director ofother company, with        Company's
 No.   (Date of birth)                 an asterisk)                shares held
 --- ------------------- ---------------------------------------  -------------
  1  Masamitsu Sakurai   Apr. 1966 Joined the Company                9,000
     (January 8, 1942)   May 1984  President, Ricoh UK Products
                                   Ltd.
                         Jun. 1992 Director of the Company
                         Apr. 1993 President, Ricoh Europe B.V.
                         Jun. 1994 Managing Director of the
                                   Company
                         Apr. 1996 President and Representative
                                   Director of the Company
                         Mar. 2005 * Chairman, Coca-Cola West
                                   Japan Co., Ltd. (to date)
                         Jun. 2005 Representative Director of
                                   the Company (to date)
                                   President of the Company (to
                                   date)
                                   Chairman of the Board of the
                                   Company (to date)
                                   CEO (Chief Executive Officer)
                                   (to date)
 ------------------------------------------------------------------------------
  2  Koichi Endo         Apr. 1966 Joined the Company                13,747
     (February 16, 1944) Apr. 1987 President, Ricoh Electronics,
                                   Inc.
                         Jun. 1992 Director of the Company
                         Jun. 1997 Managing Director of the
                                   Company
                         Jun. 2000 Executive Managing Director
                                   of the Company
                                   Executive Vice President of
                                   the Company
                         Apr. 2004 General Manager, Fact Base
                                   Management Innovation Office
                                   (to date)
                         Jun. 2005 Director of the Company (to
                                   date)
                                   Corporate Executive Vice
                                   President of the Company (to
                                   date)
                                   CINO (Chief Innovation
                                   Officer) (to date)
                         Apr. 2006 CSO (Chief Strategy Officer)
                                   (to date)
 ------------------------------------------------------------------------------
  3  Masayuki Matsumoto  Apr. 1970 Joined the Company                4,000
     (December 10, 1944) Jul. 1993 Manager, Tokyo Branch,
                                   Imaging Equipment Marketing
                                   Division, Marketing Group
                         Jun. 1994 Director of the Company
                         Jan. 1996 Deputy General Manager,
                                   Marketing Division
                         Oct. 1998 Managing Director of the
                                   Company
                                   General Manager, Marketing
                                   Group
                         Jun. 2000 Executive Vice President of
                                   the Company
                         Jun. 2002 Executive Managing Director
                                   of the Company
                         Apr. 2005 General Manager, Corporate
                                   Social Responsibility
                                   Division (to date)
                         Jun. 2005 Director of the Company (to
                                   date)
                                   Corporate Executive Vice
                                   President of the Company (to
                                   date)
                                   CMO (Chief Marketing Officer)
                                   (Japan) (to date)
 ------------------------------------------------------------------------------
                                    - 49 -

                                  Brief personal profile
                              (the other company's name and
                                position thereof when the
                              candidate is a representative       Number of the
            Name              director ofother company, with        Company's
 No.   (Date of birth)                 an asterisk)                shares held
 --- ------------------- ---------------------------------------- -------------
  4  Katsumi Yoshida     Apr. 1967 Joined the Company
     (August 20, 1944)   Oct. 1990 President, Ricoh Electronics,
                                   Inc.
                         Feb. 1996 Vice Chairman, Ricoh
                                   Corporation
                         Apr. 2000 President, Ricoh Corporation       5,100
                         Apr. 2001 Executive Vice President of
                                   the Company
                         Jun. 2002 Managing Director of the
                                   Company
                         Oct. 2003 General Manager,
                                   International Marketing Group
                                   * Chairman, Ricoh China Co.,
                                   Ltd. (to date)
                         Jun. 2005 Director of the Company (to
                                   date)
                                   Corporate Executive Vice
                                   President of the Company (to
                                   date)
                                   CMO (Chief Marketing Officer)
                                   (overseas) (to date)
                         Apr. 2006 In charge of Office Business
                                   Strategic Planning (to date)
 ------------------------------------------------------------------------------
  5  Takashi Nakamura    Apr. 1972 Joined the Company
     (September 2, 1946) Apr. 1990 President, Ricoh UK Products
                                   Ltd.
                         Jan. 1995 President, Ricoh Europe B.V.
                         Jun. 1998 Director of the Company
                         Jun. 2000 Senior Vice President of the
                                   Company
                         Jun. 2002 President, Ricoh Elemex            6,693
                                   Corporation
                         Jun. 2004 Managing Director of the
                                   Company
                         Jun. 2005 Director of the Company (to
                                   date)
                                   In charge of Legal Affairs
                                   and Intellectual Property (to
                                   date)
                         Jan. 2006 Corporate Executive Vice
                                   President of the Company (to
                                   date)
                                   CHO (Chief Human Resource
                                   Officer) (to date)
                                   CPO (Chief Production
                                   Officer) (to date)
 ------------------------------------------------------------------------------
  6  Shiro Kondoh        Apr. 1973 Joined the Company
     (October 7, 1949)   Jul. 1999 Deputy General Manager,
                                   Imaging System Business Group
                         Jun. 2000 Senior Vice President of the
                                   Company
                         Oct. 2000 General Manager, Imaging
                                   System Business Group
                         Jun. 2002 Executive Vice President of        5,000
                                   the Company
                         Jun. 2003 Managing Director of the
                                   Company
                         Oct. 2004 In charge of Imaging Engine
                                   Solution Development (to date)
                                   General Manager, MFP Business
                                   Group (to date)
                         Jun. 2005 Director of the Company (to
                                   date)
                                   Corporate Executive Vice
                                   President of the Company (to
                                   date)
 ------------------------------------------------------------------------------
                                    - 50 -

                                 Brief personal profile
                              (the other company's name and
                                position thereof when the
                              candidate is a representative       Number of the
           Name              director ofother company, with         Company's
No.   (Date of birth)                 an asterisk)                 shares held
--- ------------------- ----------------------------------------  -------------
 7  Kazunori Azuma      Apr. 1971 Joined the Company                  6,000
    (February 11, 1949) Oct. 2000 President, Ricoh Technosystems
                                  Co., Ltd.
                        Jun. 2003 Managing Director of the
                                  Company
                                  Executive Vice President of
                                  the Company
                                  In charge of Domestic Sales
                                  Planning
                        Oct. 2003 Chairman, Ricoh Technosystems
                                  Co., Ltd.
                        Nov. 2003 General Manager, Marketing
                                  Group (to date)
                        Jun. 2005 Director of the Company (to
                                  date)
                                  Corporate Executive Vice
                                  President of the Company (to
                                  date)
 ------------------------------------------------------------------------------
 8  Zenji Miura         Apr. 1976 Joined the Company                  6,000
    (January 5, 1950)   Jan. 1993 President, Ricoh France S.A.
                        Oct. 2000 Senior Vice President of the
                                  Company
                                  General Manager, Finance and
                                  Accounting Division
                        Jun. 2003 Executive Vice President of
                                  the Company
                        Jun. 2004 Managing Director of the
                                  Company
                        Jun. 2005 Director of the Company (to
                                  date)
                                  Corporate Executive Vice
                                  President of the Company (to
                                  date)
                                  CFO (Chief Financial Officer)
                                  (to date)
                                  In charge of IR (to date)
                        Apr. 2006 CIO (Chief Information
                                  Officer) (to date)
                                  In charge of Corporate
                                  Communication and Management
                                  of Group Companies (to date)
                                  General Manager, Corporate
                                  Planning Division (to date)
 ------------------------------------------------------------------------------
 9  Kiyoshi Sakai       Apr. 1970 Joined the Company                  5,000
    (December 25, 1945) Apr. 1994 General Manager, IPS Business
                                  Division, Imaging System
                                  Business Group
                        Jan. 1996 General Manager, Corporate
                                  Planning Division
                        Jun. 1996 Director of the Company
                        Apr. 1999 General Manager, Research &
                                  Development Group
                        Jun. 2000 Senior Vice President of the
                                  Company
                        Jun. 2002 Managing Director of the
                                  Company
                                  Executive Vice President of
                                  the Company
                        Jun. 2005 Corporate Senior Vice
                                  President of the Company (to
                                  date)
                        Apr. 2006 In charge of Research &
                                  Development and Corporate
                                  Environment (to date)
 ------------------------------------------------------------------------------
                                    - 51 -

                                Brief personal profile
                             (the other company's name and
                               position thereof when the
                             candidate is a representative        Number of the
          Name             director ofother company, with an        Company's
No.  (Date of birth)                   asterisk)                   shares held
--- ----------------- ------------------------------------------- -------------
10  Takaaki Wakasugi  Mar. 1968 Graduated from Graduate School        3,000
    (March 11, 1943)            of Economics, the University of
                                Tokyo
                      Jun. 1985 Professor, Faculty of Economics,
                                the University of Tokyo
                      Sep. 1990 Co-director, Mitsui Life
                                Financial Research Center,
                                University of Michigan Ross
                                School of Business (to date)
                      Apr. 2003 * Director and General Manager,
                                Japan Corporate Governance
                                Research Institute, Inc. (to
                                date)
                      Apr. 2004 Professor, Faculty of Business
                                Administration, Tokyo Keizai
                                University (to date)
                      Jun. 2004 Professor Emeritus, the
                                University of Tokyo
                      Jun. 2005 Director of the Company (to date)
-------------------------------------------------------------------------------
11  Takuya Goto       Apr. 1964 Joined Kao Soap Company (renamed        0
    (August 19, 1940)           Kao Corporation in 1985)
                      May 1987  General Manager, Tochigi Plant,
                                Kao Corporation
                      May 1990  General Manager, Chemical
                                Business Division, Kao
                                Corporation
                      Jun. 1990 Director of Kao Corporation
                      Jul. 1991 Managing Director of Kao
                                Corporation
                      Jun. 1996 Executive Managing Director of
                                Kao Corporation
                      Jun. 1997 President, Kao Corporation
                      Jun. 2004 Chairman, Kao Corporation (to
                                date)
-------------------------------------------------------------------------------
Notes:

1. There is no conflict of interests between the candidates and the Company.

2. Messrs. Takaaki Wakasugi and Takuya Goto are the candidates for outside directors.

AGENDA 4: ELECTION OF ONE (1) CORPORATE AUDITOR

As the tenure of office of a corporate auditor Mr. Hisaaki Koga will expire at the end of this General Meeting of Shareholders, the Company proposes the appointment of one (1) corporate auditor at this meeting.

   The Board of Corporate Auditors has given its consent to this nomination.

   The candidate for the corporate auditor is as follows:

                              Brief personal profile
                      (the other company's name and position
                         thereof when the candidate is a          Number of the
Name                        representative director of              Company's
(Date of birth)          othercompany; with an asterisk)           shares held
---------------  ------------------------------------------------ -------------
Shigekazu Iijima Apr. 1972 Joined the Company                         1,000
(July 7, 1948)   Oct. 1990 General Manager, Accounting
                           Department, Finance and Accounting
                           Division
                 Apr. 1993 General Manager, Administration
                           Department, Electronic Device Division
                 Jun. 1996 Leader, Corporate Planning Group,
                           Corporate Planning Division
                 Jun. 1999 Director, Ricoh Elemex Corporation
                 Apr. 2004 General Manager, Business Planning
                           Department, International Business
                           Group
                 Jul. 2005 General Manager, Business Strategy &
                           Planning Center, International
                           Business Group (to date)
-------------------------------------------------------------------------------
Note: There is no conflict of interests between the candidate and the Company.

AGENDA 5: ELECTION OF ONE (1) SUBSTITUTE CORPORATE AUDITOR

The Corporation Law stipulates that a company may elect a substitute corporate auditor. Hence, the Company proposes to appoint Mr. Satoshi Ito as a substitute outside corporate auditor for outside corporate auditors Mr. Kenji Matsuishi and Mr. Takehiko Wada so that audit operations can be carried out continuously even in a case where the number of corporate auditors falls below the number required by law.

The above appointment may be nullified only before the candidate assumes as outside corporate auditors, by resolution of the Board of Directors and with approval of the Board of Corporate Auditors.

   The Board of Corporate Auditors has given its consent to this nomination.

   The candidate for the substitute outside corporate auditor is as follows:

                              Brief personal profile
                      (the other company's name and position
                         thereof when the candidate is a          Number of the
 Name                       representative director of              Company's
 (Date of birth)         othercompany; with an asterisk)           shares held
 --------------- -----------------------------------------------  -------------
 Satoshi Itoh    Jan. 1967 Joined Japan Office, Arthur Anderson         0
 (July 25, 1942) Mar. 1967 Finished Master's Course, Graduate
                           School of Commerce, Chuo University
                 Dec. 1970 Registered as Certified Public
                           Accountant
                 Aug. 1975 Served at London Office, Arthur
                           Anderson
                 Sep. 1978 Partner, Arthur Anderson
                 Sep. 1993 Representative Partner of Asahi & Co.
                 Aug. 2001 Retired from Arthur Anderson and
                           Asahi & Co.
                 Apr. 2002 Professor, Graduate School of
                           International Accounting, Specialty
                           Graduate School (presently
                           Professional Graduate School), Chuo
                           University (to date)
-------------------------------------------------------------------------------
Note: There is no conflict of interests between the candidate and the Company.

AGENDA 6: GRANTING OF RETIREMENT ALLOWANCES TO RETIRING DIRECTORS AND A CORPORATE AUDITOR

The Company proposes to pay retirement allowances in appropriate amounts with the set limits, according to the standards prescribed by the Company, to Messrs. Tatsuo Hirakawa, who retired as director on March 31, 2006, and Nobuo Mii, who will retire as director at the end of this meeting, and Hisaaki Koga, who will retire as corporate auditor at the end of this meeting, in order to reward their services. The Company requests that the details such as the amount, timing and manner of payment shall be left to the decision of the Board of Directors regarding the directors and to the Board of Corporate Auditors regarding the corporate auditor.

   Brief personal profiles of the retired and retiring directors and a corporate auditor are as follows:

Name                                Brief personal profile
--------------- ---------------------------------------------------------------
Tatsuo Hirakawa Jun. 1983 Director of the Company
                Jun. 1990 Managing Director of the Company
                Jun. 1994 Executive Managing Director of the Company
                Oct. 2001 Deputy President and Representative Director of the
                          Company
                Jun. 2005 Representative Director of the Company
                          Deputy President of the Company
                Mar. 2006 Retired as Representative Director
                          Retired as Deputy President
-------------------------------------------------------------------------------
Nobuo Mii       Jun. 2000 Director of the Company (to date)
-------------------------------------------------------------------------------
Hisaaki Koga    Jun. 1998 Corporate Auditor of the Company (full-time) (to date)
-------------------------------------------------------------------------------
                                    - 55 -